     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 25, 2000


                                                      REGISTRATION NO. 333-88769
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              QK HEALTHCARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5122                            11-3508451
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                               2060 NINTH AVENUE
                           RONKONKOMA, NEW YORK 11779
                                 (631) 439-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                MICHAEL W. KATZ
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              QK HEALTHCARE, INC.
                               2060 NINTH AVENUE
                           RONKONKOMA, NEW YORK 11779
                                 (631) 439-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:


             PATRICIA L. KANTOR, ESQ.                              JOHN C. KENNEDY, ESQ.
               EDWARDS & ANGELL, LLP                     PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                750 LEXINGTON AVE.                              1285 AVENUE OF THE AMERICAS
              NEW YORK, NY 10022-1200                            NEW YORK, NEW YORK 10019
                  (212) 308-4411                                      (212) 373-3000


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  Subject to Completion, dated April 25, 2000


PROSPECTUS

                               13,400,000 SHARES

                              QK HEALTHCARE, INC.

                                  COMMON STOCK
--------------------------------------------------------------------------------

       This is our initial public offering of shares of common stock. We are offering 13,400,000 shares.

     No public market currently exists for our shares. The New York Stock Exchange has approved the shares for listing under the symbol "KRX". We expect the public offering price to be between $13.00 and $17.00 per share.

     INVESTING IN OUR SHARES INVOLVES RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE 9.

                                                        PER SHARE       TOTAL
                                                        ----------    ----------
Public offering price.................................  $             $
Underwriting discounts................................  $             $
Proceeds to QK Healthcare, Inc........................  $             $

     We have granted the underwriters an option for a period of 30 days to purchase up to 2,010,000 additional shares of common stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Lehman Brothers expects to deliver the shares on or about              ,
2000.
--------------------------------------------------------------------------------

LEHMAN BROTHERS
                      CREDIT SUISSE FIRST BOSTON
                                           SALOMON SMITH BARNEY

            , 2000

                               TABLE OF CONTENTS


                                  PAGE
                                  ----
Prospectus Summary..............    3
Risk Factors....................    9
Use of Proceeds.................   16
Dividend Policy.................   16
Capitalization..................   17
Dilution........................   19
Selected Historical Financial
  Data..........................   20
Pro Forma Financial
  Information...................   22
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   26



                                  PAGE
                                  ----
Business........................   35
Management......................   44
Related Party Transactions......   50
Principal Stockholders..........   52
Description of Capital Stock....   54
Shares Eligible for Future
  Sale..........................   57
Underwriting....................   59
Legal Matters...................   61
Experts.........................   61
Where You Can Find More
  Information...................   62
Index to Financial Statements...  F-1


                            ------------------------

     Until                , 2000, all dealers selling shares of the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." All information in this prospectus reflects the transfer of the pharmaceutical business of Quality King Distributors, Inc. to us as a result of the reorganization described in this prospectus for all relevant periods and assumes that the underwriters will not exercise their option to purchase additional shares in the offering. The terms "we," "us" and "our" refer to QK Healthcare, Inc.

                                  THE COMPANY

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Pharmacy benefit managers are companies that manage and administer prescription benefits for health plans and other third party payors. Our products currently include branded and generic pharmaceutical products and medical/surgical products. As compared to traditional wholesale distributors,

     - we carry a narrow range of merchandise inventory, rather than a full line of products

     - we offer our customers a limited range of inventory, delivery and purchasing services

     - we acquire and hold significant inventory levels of specific products when it is financially advantageous to do so

     - we primarily deliver products in bulk shipments to our customers' warehouses rather than to individual stores.

We offer pharmaceutical and other healthcare products to our customers at superior prices. In addition, we believe that traditional wholesale distributors do not view us as a competitor but rather as an important partner that provides them with an alternative channel for sales and purchases.

     We acquire products from our extensive network of over 300 suppliers, including most of the major pharmaceutical manufacturers and wholesale distributors. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and anticipated price increases. We believe that our ability to purchase significant amounts of inventory in short time periods makes us an important partner to members of our network.

     Our purchasing and sales systems, together with our extensive knowledge of the pharmaceutical industry, are critical parts of our capabilities. Our experienced buying team relies heavily on our information system that provides decision support in the selection, quantity and timing of our product purchases. Quality King developed this system over 25 years and customized it to meet the needs of our pharmaceutical business. Our direct sales force, complemented by our telemarketing activities and our internet services, ensures effective communication of our product offerings to our customers. We believe our information system provides our sales personnel with a competitive advantage in customer interactions by providing them with current information regarding product pricing and availability and manufacturers' promotional programs.

     We have grown significantly over the past five years as a result of the expansion of our product line, customer base, supplier relationships and management, as well as overall industry growth. From fiscal 1995 through fiscal 1999, our annual net sales grew from $169.0 million to $1,012.8 million, representing a compound annual growth rate of 56%. Our income from operations grew over this period from $3.8 million to $55.3 million, representing a compound annual growth rate of 95%.

INDUSTRY OVERVIEW

     The United States pharmaceutical industry sales grew at a 9% compound annual growth rate between 1990 and 1997. This growth has been the result of several factors, including:

     - Aging population

     - Introduction of new pharmaceuticals

     - Efforts to minimize healthcare costs that stress drug therapies

     - Pharmaceutical price increases by drug manufacturers.

     Coinciding with this growth, the number of individuals who are having their pharmaceutical products paid for through third-party payors has increased. As a result, the principal participants in the pharmaceutical distribution chain -- pharmaceutical manufacturers, wholesalers and retailers -- have experienced increasing pressure upon their profitability. This pressure has led these participants to search for additional means of increasing their profits, including selling and purchasing products from alternative partners.

STRATEGY

     We believe that we play a unique role in the pharmaceutical distribution chain in that our customers include both distributors and retailers. Our goal is to enhance our market position and to continue to grow our business by pursuing a strategy with the following core elements:

     - Continue to be a valuable resource to our customers and suppliers

     - Focus on providing selective lines of products

     - Increase our product offerings

     - Broaden our customer base and expand into other health-related distribution businesses

     - Expand our internet and telemarketing marketing sales activities.

HISTORY AND REORGANIZATION

     From 1987 until shortly before the offering, we were a division of Quality King Distributors, Inc. Quality King is a promotional wholesale distributor which previously had four separate divisions: hair care products; groceries; health and beauty care products; and pharmaceuticals and medical supplies. Prior to the offering, Quality King reorganized its businesses. The reorganization included transferring the pharmaceutical business to us and distributing our stock to the stockholders of Quality King. As a result of the reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King continues to provide computer and warehouse space, and warehouse management and consulting services to us.


     In connection with the reorganization and this offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes. We intend to use a portion of the proceeds of this offering to prepay $60 million of these notes.


     Our offices are located at 2060 Ninth Avenue, Ronkonkoma, New York 11779. Our phone number is (631) 439-2000.

                                  THE OFFERING

Common stock offered............    13,400,000 shares

Common stock outstanding after
the offering....................    36,400,000 shares


Use of proceeds.................    We intend to use the net proceeds from this
                                    offering to reduce our short-term borrowings and to prepay $60 million of the notes issued to our controlling stockholders in connection with the dividend paid to them in the form of promissory notes prior to this offering. See "Use of Proceeds."


New York Stock Exchange
Symbol..........................    "KRX"

     The number of shares of common stock to be outstanding after this offering
is based on the number of shares outstanding as of              , 2000 and
excludes:

     - 2,550,000 shares underlying options outstanding at the closing of this offering at an exercise price $5.00 less than the initial offering price of the shares in this offering

     - 1,380,000 shares underlying options outstanding at the closing of this offering at an exercise price equal to the initial offering price of the shares in this offering

     - 970,000 shares available for future grant under our option plan

     - 2,010,000 shares subject to the underwriters' option to purchase additional shares in the offering.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table summarizes selected historical and pro forma financial data for each of the five years in the period ended October 31, 1999 and for the three months ended January 31, 1999 and 2000. We prepared the summary historical financial data from the historical accounting records of Quality King. Although we were a significant division of Quality King, separate financial statements were not prepared in prior periods. In preparing our financial statements, as described in Note 1(a) of the Notes to the Financial Statements, we identified and carved-out of the books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Those accounts included accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and certain operating expenses. Management also identified various operating expenses that were not directly traceable to any specific division of Quality King. We allocated a portion of these expenses based on assumptions and methods that we consider reasonable and appropriate. The procedures employed utilized various allocation bases including number of transactions processed, estimated delivery miles, warehouse square footage and other methods.



     Prior to January 31, 2000, we valued our inventories using the last-in, first-out ("LIFO") method. We have restated the financial data presented for all periods to report the results of operations as if inventories were valued using the first-in, first-out ("FIFO") method.


     You should read the summary historical and pro forma financial data in conjunction with the "Selected Historical Financial Data," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and their related notes appearing elsewhere in this prospectus.

                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

                                                                                                           THREE MONTHS ENDED
                                                       TWELVE MONTHS ENDED OCTOBER 31,                         JANUARY 31,
                                         ------------------------------------------------------------   -------------------------
                                            1995          1996         1997       1998        1999         1999          2000
                                         -----------   -----------   --------   --------   ----------   -----------   -----------
                                         (UNAUDITED)   (UNAUDITED)                                      (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales, net.............................   $168,983      $328,307     $552,488   $772,359   $1,012,818    $235,252      $294,582
                                          --------      --------     --------   --------   ----------    --------      --------
Gross profit...........................      6,953        16,767       35,987     45,392       70,760      17,271        19,085
                                          --------      --------     --------   --------   ----------    --------      --------
Operating expenses:
  Warehouse and delivery...............        945         1,832        3,039      4,069        5,321       1,223         1,131
  Selling, general and
    administrative.....................      2,208        10,376(1)     6,762      7,187       10,124       2,542         2,595
                                          --------      --------     --------   --------   ----------    --------      --------
    Total operating expenses...........      3,153        12,208        9,801     11,256       15,445       3,765         3,726
                                          --------      --------     --------   --------   ----------    --------      --------
Income from operations.................      3,800         4,559       26,186     34,136       55,315      13,506        15,359
Interest expense -- related party(2)...      3,937         7,649       12,984     17,370       20,737       4,692         5,672
                                          --------      --------     --------   --------   ----------    --------      --------
Income (loss) before income taxes......       (137)       (3,090)      13,202     16,766       34,578       8,814         9,687
Income taxes (benefit)(3)..............         (2)          (53)         224        285          237         154            84
                                          --------      --------     --------   --------   ----------    --------      --------
Net income (loss)......................   $   (135)     $ (3,037)    $ 12,978   $ 16,481   $   34,341    $  8,660      $  9,603
                                          ========      ========     ========   ========   ==========    ========      ========
Pro forma for change in tax status:
  Historical income (loss) before
    income taxes.......................   $   (137)     $ (3,090)    $ 13,202   $ 16,766   $   34,578    $  8,814      $  9,687
  Pro forma income taxes
    (benefit)(4).......................        (15)       (1,194)       5,312      6,736       13,850       3,530         3,879
                                          --------      --------     --------   --------   ----------    --------      --------
  Pro forma net income (loss)..........   $   (122)     $ (1,896)    $  7,890   $ 10,030   $   20,728    $  5,284      $  5,808
                                          ========      ========     ========   ========   ==========    ========      ========
Pro forma basic earnings per share.....                                                    $      .68                  $    .19
                                                                                           ==========                  ========
Pro forma weighted average number of
  shares outstanding(5)................                                                        30,333                    30,333
                                                                                           ==========                  ========
Pro forma for the reorganization and
  the offering(6):
  Pro forma net income.................                                                    $   23,940                  $  6,731
  Pro forma basic earnings per share...                                                    $      .66                  $    .19
  Pro forma weighted average number of
    shares outstanding.................                                                        36,400                    36,400
  Pro forma diluted earnings per
    share..............................                                                    $      .64                  $    .18
  Pro forma weighted average diluted
    shares outstanding.................                                                        37,250                    37,250

OTHER DATA(7):
Gross margin...........................        4.1%          5.1%         6.5%       5.9%         7.0%        7.3%          6.5%
Income from operations margin..........        2.2%          1.4%         4.7%       4.4%         5.5%        5.7%          5.2%

                                                                    JANUARY 31, 2000
                                                              -----------------------------
                                                                               PRO FORMA,
                                                              HISTORICAL     AS ADJUSTED(8)
                                                              -----------    --------------
                                                              (UNAUDITED)     (UNAUDITED)
BALANCE SHEET DATA:
Total assets................................................   $430,599         $435,699
Advances from Quality King -- related party.................   $292,994         $      0
Total debt..................................................   $292,994         $209,694
Stockholders' equity........................................   $     23         $ 88,423

                                                                            (See
footnotes on next page)

-------------------------
(1) Includes a $6,000 write-off of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.


(2) As described in Note 9 of the Notes to the Financial Statements, we computed interest expense based on an assumed principal amount equal to the average monthly balances of inventories, accounts receivable and advances to suppliers less accounts payable. Interest expense is based on the effective rates paid by Quality King under its bank loan agreement for the respective periods.


(3) Represents state and local taxes as an S corporation.

(4) Reflects the pro forma provision for income taxes, primarily current, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation. We assumed a pro forma income tax benefit in 1995 and 1996 based on future operating income projections.


(5) Reflects 23,000 shares outstanding as of October 31, 1999 and January 31, 2000 and the issuance of 7,333 shares representing that portion of the shares sold in the offering (at an assumed initial offering price of $15.00 per share) the proceeds of which will be deemed to be utilized to fund the payment of the dividend declared to our controlling stockholders in the amount of $110,000.



(6) Adjusted to give effect to the interest savings from the application of $126,000 of the net proceeds from the offering to reduce the short-term borrowings assumed from Quality King as if these transactions had occurred as of November 1, 1998. We calculated the reduction using Quality King's effective interest rate. Pro forma weighted average diluted shares outstanding reflects 23,000 shares outstanding as of October 31, 1999 and January 31, 2000 and the issuance of 13,400 shares representing the total number of shares sold in the offering.



(7) Gross margin equals gross profit as a percentage of net sales. Income from operations margin equals income from operations as a percentage of net sales.



(8) Gives effect to the following transactions:


     - the declaration of the $110,000 dividend to our controlling stockholders paid by delivery of promissory notes

     - the capital contribution of $7,300 by Quality King

     - the assumption of a portion of Quality King's short-term borrowings

     - the offering and the application of its net proceeds to prepay $60,000 of the promissory notes delivered to our controlling stockholders and to reduce the short-term borrowings assumed from Quality King.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.


BECAUSE WE WILL PAY A SIGNIFICANT PORTION OF THE PROCEEDS OF THE OFFERING TO OUR CONTROLLING STOCKHOLDERS, WE WILL HAVE A SIGNIFICANT DEFICIT IN OUR STOCKHOLDERS' EQUITY AND LESS OF THE PROCEEDS WILL BE AVAILABLE FOR USE IN OUR BUSINESS



     In connection with the reorganization and the offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes. The dividend resulted in a deficit of approximately $110 million in our stockholders' equity. We intend to use a portion of the proceeds of this offering to prepay $60 million of these notes with the remaining principal of $50 million to be paid in equal quarterly installments commencing June 30, 2001. As a result, $60 million of the $186 million net proceeds of the offering and funds needed to pay the remaining obligation will not be available to meet the working capital or growth needs of our business. If such proceeds and funds were available, we could use them to further reduce our debt levels and/or to finance our inventories and receivables. Because these proceeds and funds will not be available for use in our business, our debt to assets ratio will be higher, which will result in higher financing costs. These higher costs will reduce our earnings and may produce greater earnings volatility in the future.


COMPETITION IN THE WHOLESALE PHARMACEUTICAL DISTRIBUTION MARKET COULD CAUSE OUR SALES AND MARGINS TO DECLINE

     The wholesale pharmaceutical distribution business is very competitive. We compete on the basis of price, product availability and delivery speed with other wholesale distributors and manufacturers who sell directly to retailers. The wholesale pharmaceutical distribution business is dominated by five major distributors whose aggregate annual sales exceeded $69 billion in 1998. These major distributors, as well as many of our competitors, have greater financial and marketing resources than we do. To the extent competitors seek to gain or retain market share by reducing prices, changing credit terms or increasing marketing expenditures, we could lose sales or customers and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative distribution channels, such as internet-based electronic commerce, could lead manufacturers to bypass us, which could cause our sales and margins to decline.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our quarterly revenues and operating results have varied and are likely to continue to vary significantly due to other risk factors described in this section and our purchasing methods. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and anticipated price increases. Since our buying opportunities vary from time to time, our inventory levels and resulting sales opportunities will also vary. As a result, our quarterly operating results may fluctuate significantly from quarter to quarter and may be below the expectations of public market analysts and investors. If this occurs, our stock's trading price could fluctuate significantly.

IF WE LOSE THE PRINCIPAL MEMBERS OF OUR MANAGEMENT, OUR RELATIONSHIPS WITH OUR CUSTOMERS AND SUPPLIERS COULD BE HARMED

     Our success depends upon the retention of the principal members of our management team, particularly Glenn Nussdorf, our Chairman and Chief Executive Officer, and Michael Sosnowik, our President. We believe that their relationships with our suppliers and customers are critical to our success. The loss of the services of Mr. Nussdorf, Mr. Sosnowik or other key members of our management team could cause our sales and margins to decline, which could seriously harm our operating results and cause the price of our stock to decline. Except for Mr. Sosnowik, who has an employment agreement which expires in 2004, we do not have employment agreements with any of our executive officers. We also do not have life insurance policies on the lives of any members of our management team.

IF WE ARE NOT ABLE TO BORROW FUNDS UNDER OUR BANK LOAN AGREEMENT, WE MAY HAVE TO CURTAIL OUR OPERATIONS


     Our principal capital requirements are to fund our inventory and other working capital needs to support our growth. We have had negative cash flow from operations of $10.3 million and $75.9 million for the years ended October 31, 1997 and 1998 and $11.2 million and $14.9 million for the three months ended January 31, 1999 and 2000. Due primarily to an increase in trade credit, we reported $8.3 million of cash provided by operations for the year ended October 31, 1999. However, we expect our cash flow from operations to be negative for the foreseeable future. As a result, we are dependent on our bank loan agreement for cash to fund our operations. Under the bank loan agreement, we are able to borrow up to $350 million, depending primarily on our inventory and receivables levels. As of January 31, 2000, after giving effect to this offering, the application of its net proceeds and other related transactions, we would have had approximately $159.7 million of debt outstanding and approximately $137.5 million of additional funds available to us under our bank loan agreement. Borrowings under our bank loan agreement are subject to the satisfaction of various conditions, including the absence of a material adverse change in our business. When our bank loan agreement expires in 2004, we will need to refinance our bank loan agreement and/or raise additional funds. If we are unable to borrow sufficient amounts under the bank loan agreement or to refinance it, we may be required to significantly curtail our operations.


OUR BANK LOAN AGREEMENT IMPOSES VARIOUS RESTRICTIONS WHICH AFFECT OUR OPERATIONS AND LIMIT OUR ABILITY TO PAY DIVIDENDS

     Our bank loan agreement contains numerous financial and operating covenants that limit our discretion with respect to business matters. These covenants place significant restrictions on our ability to incur additional indebtedness, to pay dividends and other distributions, to repay other obligations, to create liens or other encumbrances, to make investments, to engage in transactions with affiliates, to sell or otherwise dispose of assets and to merge or consolidate with other entities, and will otherwise restrict our corporate activities.

     Our bank loan agreement also requires us to meet various financial ratios and tests. We may not be able to comply with these and other provisions due to changes in economic or business conditions or other events beyond our control. Our failure to comply with any of these ratios and tests could result in acceleration of the maturity of the indebtedness under our bank loan agreement as well as the maturity of other outstanding debt. If the maturity of our indebtedness were accelerated, we might not have sufficient assets to repay in full such indebtedness. To secure our obligations under the bank loan agreement, we granted a first priority pledge of and security interest in substantially all of our assets to the lenders.

SINCE WE ARE HIGHLY LEVERAGED, DEBT AND INTEREST EXPENSE WILL REDUCE FUNDS AVAILABLE FOR CORPORATE PURPOSES AND LIMIT OUR FLEXIBILITY


     We have a significant amount of indebtedness. Our total debt was approximately $209.7 million and stockholders' equity was approximately $88.4 million at January 31, 2000 after giving effect to this offering, the application of its net proceeds and other related transactions. We may incur significant additional indebtedness under our bank loan agreement. Our indebtedness could negatively affect our operations in the following ways:


     - We may be unable to obtain additional financing when needed for our operations or when desired for acquisitions or expansions

     - We must dedicate a large part of our cash flow to interest payments on our debt, which reduces our funds available for other corporate purposes

     - The interest rate of our debt is based on market interest rates and is not hedged so a rise in market interest rates will increase our interest expense

     - The level of our debt could limit our flexibility in responding to downturns in the economy or in our business.

LOSS OF ONE OR MORE OF OUR LARGEST CUSTOMERS COULD HURT OUR BUSINESS BY REDUCING OUR REVENUES AND EARNINGS

     During the year ended October 31, 1999, our largest 20 customers accounted for approximately 88% of our net sales and one customer, McKessonHBOC Corporation, accounted for approximately 25% of our net sales. As is customary in our industry, we generally do not have long-term contracts with our customers. Significant declines in the level of purchases by one or more of these customers or the loss of one or more of these customers through industry consolidation could cause our sales to decline, which could seriously harm our operating results and cause the price of our stock to decline. An adverse change in the financial condition or bankruptcy of any of these customers, including an adverse change as a result of a change in governmental or private reimbursement programs, could result in significant declines in their levels of purchases or the loss of any of these customers, as well as lower margins and difficulty collecting our accounts receivable.

IF OUR MANAGEMENT INFORMATION SYSTEM FAILS TO PRODUCE ACCURATE AND TIMELY INFORMATION, OUR PURCHASING AND SALES OPERATIONS COULD BE DISRUPTED

     Our success depends, in part, on the accuracy and proper utilization of our management information system, as well as those of our vendors and customers. Our management and employees rely heavily on our system to assist them in procurement, sales and other operating decisions. In addition, our customers rely on our system to submit electronic orders. Our management information system gives us the ability to manage our inventories and accounts receivable collections, to sell and ship on an efficient and timely basis and to maintain our operation as inexpensively as possible. If our system is not sufficient to sustain our present operations and our anticipated growth for the foreseeable future, our purchasing and sales operations could be disrupted, which could seriously harm our operating results and cause the price of our stock to decline. In order to ensure the sufficiency of our system, we may need to invest in software enhancements and expanded capabilities, as well as in additional computer hardware.

FAILURE TO MANAGE OUR GROWTH COULD CAUSE OUR SALES AND MARGINS TO DECLINE

     We have recently experienced a period of rapid growth and it is our objective to continue that growth. This growth has placed, and will continue to place, strains on our management, operations and systems. As a result, we have had to hire additional sales, purchasing, administrative and warehouse personnel, expand our warehouse capacity and expand and upgrade our management information system to handle significant increases in the volume of our sales and purchases. In order to manage our growth, we must continue to improve our operating and administrative systems and to attract, hire and train qualified management and operating personnel. In today's competitive labor market, finding and hiring qualified management and operating personnel is increasingly difficult. If we do not effectively manage our growth, our sales and margins could decline which could seriously harm our operating results and cause a decline of our stock price.

RECENT OPTION GRANTS WILL RESULT IN A CHARGE AGAINST OUR FUTURE EARNINGS

     Upon consummation of this offering, options to purchase up to 2,550,000 shares of our common stock will be granted to members of management for past services. These options will have an exercise price $5.00 below the initial offering price of our common stock being sold in this offering. As a result, we will be required to take a $7.65 million net charge against our earnings in the first quarter following this offering.

OUR RELATIONSHIP WITH QUALITY KING POSES CONFLICTS OF INTERESTS FOR THREE OF OUR DIRECTORS

     Three of our directors, including our Chairman of the Board, are executive officers and/or directors of Quality King. These directors and related entities are the controlling stockholders of both our company and Quality King. We currently have, and will continue to have, a variety of contractual relationships with Quality King, including an agreement by which we and Quality King will hold harmless each other from various obligations and contingent liabilities and a non-competition agreement. We also purchase computer and warehouse management and consulting services from Quality King. Quality King's interests under these contracts may be adverse to our interests and we cannot be certain that Quality King management will not use its position in a manner adverse to us, either in the context of these contracts or otherwise. Also, because three of our directors are directors and controlling stockholders of Quality King, any Board decision involving Quality King or any transaction with Quality King may result in a conflict of interest for these directors.

     Our Chairman of the Board intends to allocate his business time between Quality King and us. In addition, another of our executive officers is expected to provide sales services to Quality King in exchange for a commission-based fee to be paid to us. As a result, these officers will not be available to us on a full-time basis and they may have duties to Quality King that may interfere with their duties to us.

     As discussed above, our purchasing and sales operations are dependent on our management information system. Under a support services agreement, Quality King provides us with computer and warehouse management and consulting services. Quality King's inability to provide these services for any reason could interfere with our ability to use our management information system which could disrupt our purchasing and sales operations. Such a disruption could seriously harm our operating results and cause the price of our stock to decline.

IF OUR THIRD-PARTY SHIPPERS BECOME UNAVAILABLE, DELIVERY OF OUR PRODUCTS WOULD BE DISRUPTED

     Most of our sales are delivered to customers using third-party shippers, primarily UPS. In the event these third-party shippers were to become unavailable for any reason, such as a labor strike or natural disaster, we could experience shipping delays. Shipping delays could result in the loss or delay of sales to our customers which could hurt our operating results and cause a decline of our stock price.

IF WE ARE UNABLE TO EFFECTIVELY ADAPT TO CHANGES IN THE HEALTHCARE INDUSTRY, OUR SALES AND MARGINS COULD DECLINE

     In recent years, the healthcare industry has experienced significant change driven by efforts to reduce costs and improve standards of care. These efforts include potential national healthcare reform, trends toward managed care, purchasing groups and pharmacy benefit managers, cuts in Medicare and horizontal and vertical consolidation within the healthcare industry. These changes could result in fewer attractive buying opportunities, price reductions, reduced margins and loss of customers. If we or our customers or suppliers are unable to react effectively to these and other changes in the healthcare industry, we could experience a loss of customers, difficulty in collecting our accounts receivable and decreases in sales and margins which could harm our operating results and cause a decline of our stock price.

CONTROL BY OUR EXISTING STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY BY THIRD PARTIES

     After this offering, Glenn, Stephen and Arlene Nussdorf will beneficially own in the aggregate approximately 63% of our issued and outstanding common stock. As a result, they will control our affairs, including the election of directors, appointment of our management and approval of any actions requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers. This concentration of ownership could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares.

FAILURE TO COMPLY WITH THE EXTENSIVE GOVERNMENT REGULATIONS APPLICABLE TO OUR BUSINESS COULD RESULT IN PENALTIES

     The wholesale drug distribution industry is subject to regulation by federal, state and local governmental agencies. The distribution of prescription pharmaceuticals and controlled substances requires licenses and permits as well as the implementation of an oversight and compliance program mandated by the Prescription Drug Marketing Act of 1987. In general, regulations pertain to the purchase, safe storage and distribution of pharmaceuticals and controlled substances that are monitored through periodic site inspections conducted by the Food and Drug Administration and the Drug Enforcement Agency. Failure to comply with these requirements and regulations or to respond to changes in these requirements and regulations could result in penalties on us such as fines, restrictions on operations or a temporary or permanent closure of our facility. These penalties could harm our operating results and cause a decline of our stock price.

A DISRUPTION IN OUR COMPUTER SYSTEM OR OUR TELEPHONE SYSTEM COULD INTERFERE WITH OUR OPERATIONS AND HURT OUR RELATIONS WITH OUR CUSTOMERS

     We provide our customers with products at attractive prices that supplement the products they obtain from their other suppliers. A significant portion of our sales is dependent upon our ability to transmit product offerings, reserve orders and transmit sales confirmations and invoices electronically utilizing our management information and telephone systems. Any continuing disruption in either our computer system or our telephone system affecting our ability to receive and process customer orders and ship products on a timely basis could adversely affect our relations with our customers. This could result in customers increasing their dependency on their primary suppliers, leading to reductions in our orders from customers or loss of customers. The resulting declines in sales could hurt our operating results and cause a decline of our stock price.

A LARGE NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE WHICH COULD DEPRESS OUR STOCK PRICE

     Sales of substantial amounts of common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, our controlling stockholders will own beneficially approximately 63% of the outstanding shares of our common stock (60% if the underwriters' option to purchase additional shares in the offering is exercised in full). After expiration of a 360-day "lock-up" period to which all of our controlling stockholders, directors and executive officers are subject, these holders will in general be entitled to dispose of their shares, although the shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. However, Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up.

     After the offering, the holders of approximately 26,700,000 shares of our common stock (including shares issuable upon the exercise of outstanding options) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE BOOK VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK

     The initial public offering price of our common stock is substantially more than the book value per share of our common stock, after giving effect to the reorganization and other related transactions. As a result, purchasers of the common stock pursuant to this offering will experience immediate and substantial dilution of $12.57 per share in such net tangible book value per share of common stock from the assumed initial public offering price of $15.00 per share. The exercise of outstanding options with an exercise price less than the initial public offering price of this offering will result in further dilution to you. See "Dilution."

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

     Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a liquid trading market. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations as a result of many factors, including those listed in this "Risk Factors" section of the prospectus.

     In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

     - our operating performance and the performance of other similar companies

     - news announcements relating to us, our industry or our competitors

     - changes in earnings estimates or recommendations by research analysts

     - changes in general economic conditions

     - loss of significant customers or suppliers

     - the number of shares to be publicly traded after the offering

     - actions of our controlling stockholders

     - other developments affecting us, our industry, or our competitors.

OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND BANK LOAN AGREEMENT COULD DISCOURAGE OR PREVENT A POTENTIAL ACQUISITION OF OUR COMPANY THAT STOCKHOLDERS MAY CONSIDER FAVORABLE

     Our certificate of incorporation, by-laws, bank loan agreement and Delaware law contain provisions that may discourage, delay or prevent a merger or acquisition of our company that stockholders may consider favorable. This may reduce the market price of our common stock.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM ANTICIPATED FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE

     Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the risks outlined in this "Risk Factors" section and elsewhere in this prospectus.

                                USE OF PROCEEDS

     Our net proceeds from this offering (based on an assumed initial public offering price of $15.00) are estimated to be approximately $186 million (approximately $214 million if the underwriters' option to purchase additional shares in the offering is exercised in full), after deducting estimated underwriting discounts and commissions and other offering expenses payable by us. We intend to use the net proceeds from this offering as follows:


     - $60 million (up to $80 million if the underwriters' option to purchase additional shares in the offering is exercised) to prepay a portion of the notes that we issued to our controlling stockholders in connection with the declaration of a $110 million dividend at the time of the reorganization.



     - The balance to reduce our short-term borrowings, which we assumed from Quality King in connection with the reorganization.



     The notes bear interest at an annual rate of 8 1/2% and mature in 2006. Principal and accrued interest will be paid in quarterly installments commencing June 30, 2001. The notes require a mandatory prepayment of $60 million upon consummation of this offering. In addition, if the underwriters exercise their option to purchase additional shares in the offering, the notes require a mandatory prepayment of the first $20 million from the proceeds of the exercise of the option. For more information relating to the dividend to our controlling stockholders, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- History and Reorganization" and Note 12(a) of the Notes to the Financial Statements.



     We assumed a portion of Quality King's short-term borrowings under its bank loan agreement in an amount equal to the advances to us from Quality King. We will repay approximately $126 million of such short-term borrowings with a portion of the net proceeds of this offering and the balance will be refinanced concurrently with the offering with borrowings under our new bank loan agreement. The short-term borrowings assumed from Quality King bear interest at either LIBOR plus 1 3/8% or the prime rate (approximately 7.8% as of January 31, 2000), which is the rate under Quality King's bank loan agreement. Amounts outstanding under Quality King's bank loan agreement are due June 30, 2001.



     We will determine the amount of our short-term borrowings at the closing of this offering based on the difference between our total assets and liabilities. Because our total assets and liabilities vary, the amount of our short-term borrowings will vary. We currently estimate that the amount of our short-term borrowings immediately after the closing of this offering will be approximately $166 million.


                                DIVIDEND POLICY


     We expect to use $60 million (up to $80 million if the underwriters' option to purchase additional shares in the offering is exercised) of the net proceeds from this offering to prepay a portion of the notes that we issued to our controlling stockholders in connection with the declaration of a $110 million dividend. Other than the $110 million dividend to our controlling stockholders, we have not made any dividends in the past and do not expect to make cash dividends or distributions in the future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our bank loan agreement.

                                 CAPITALIZATION


     The following table shows our short-term debt and capitalization as of January 31, 2000, on an actual basis and on a pro forma as adjusted basis to reflect the reorganization and the offering. The pro forma adjustments reflect the following:


      (i) the reorganization:


          - the capital contribution of $7.3 million by Quality King


          - the assumption of a portion of Quality King's short-term borrowings,

     (ii) the offering:


          - the declaration of a $110 million dividend to our controlling stockholders payable by delivery of promissory notes



          - the application of the net offering proceeds to prepay $60 million of the notes to the controlling stockholders and to reduce the short-term borrowings assumed from Quality King



          - the issuance to key management of options to purchase 2,550,000 shares of common stock at an exercise price $5.00 less than the initial offering price of the shares in the offering.


     You should read this table in conjunction with the financial statements and related notes, "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                          JANUARY 31, 2000
                                       ------------------------------------------------------
                                                    PRO FORMA ADJUSTMENTS(1)
                                                   ---------------------------     PRO FORMA
                                        ACTUAL     REORGANIZATION    OFFERING     AS ADJUSTED
                                       --------    --------------    ---------    -----------
                                                           (IN THOUSANDS)
Advances from Quality King...........  $$292,994     $  (7,300)      $      --     $      --
                                                      (285,694)
Short-term borrowings(2).............        --        285,694        (126,000)      159,694
Notes payable to stockholders -
  short-term(3)......................        --             --         (60,000)           --
                                                                        60,000
                                       --------      ---------       ---------     ---------
Total short-term borrowings..........   292,994         (7,300)       (126,000)      159,694
                                       --------      ---------       ---------     ---------
Notes payable to stockholders - long-
  term(3)............................        --             --          50,000        50,000
                                       --------      ---------       ---------     ---------
Total debt...........................   292,994         (7,300)        (76,000)      209,694
                                       --------      ---------       ---------     ---------
Stockholders' equity(4)
  Common stock, $.001 par value,
  shares authorized 100,000; 23,000
  issued and outstanding on an actual
  basis; 36,400 issued and
  outstanding on a pro-forma as
  adjusted basis.....................        23             --              13            36
  Additional paid-in capital.........        --          7,300         185,987       206,037
                                                                        12,750
  Retained earnings (deficit)........        --             --          (7,650)     (117,650)
                                                                      (110,000)
                                       --------      ---------       ---------     ---------
Total Stockholders' equity...........        23          7,300          81,100        88,423
                                       --------      ---------       ---------     ---------
Total capitalization.................  $293,017      $      --       $   5,100     $ 298,117
                                       ========      =========       =========     =========


-------------------------


(1) See "Pro Forma Financial Information -- Pro Forma Condensed Balance Sheet" for additional information about the pro forma adjustments.



(2) Short-term borrowings consist of borrowings under our bank loan agreement. The bank loan agreement provides for up to $350 million in revolving loans or a lesser limit based on our aggregate accounts receivable and inventories. The bank loan agreement will expire four and a half years after the consummation of this offering. Interest payable on amounts outstanding under the bank loan agreement are based on a LIBOR or other base rate plus a margin depending on our financial leverage. Our ability to borrow under the bank loan agreement is subject to various conditions, including compliance with financial covenants.



    We will determine the amount of our short-term borrowings at the closing of this offering based on the difference between our total assets and liabilities. Because our total assets and liabilities vary, the amount of our short-term borrowings will vary. We currently estimate that the amount of our short-term borrowings immediately after the closing of this offering will be approximately $166 million.



(3) Consists of promissory notes issued to our controlling stockholders in connection with the dividend to our controlling stockholders. The notes bear interest at an annual rate of 8 1/2% and mature in 2006. Principal and accrued interest will be paid in quarterly installments commencing June 30, 2001.



(4) The amount in the pro forma as adjusted column excludes 2,010,000 shares subject to an option granted to the underwriters to purchase additional shares in the offering.

                                    DILUTION

     The net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of common stock outstanding. For investors in the common stock, dilution is the per share difference between the assumed $15.00 per share initial offering price of the common stock in this offering and the net tangible book value of common stock immediately after completing the offering. Dilution in this case results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.


     On January 31, 2000, our pro forma net tangible book value, which reflects the reorganization and the related transactions discussed in "Pro Forma Financial Information" other than this offering, was approximately $7.3 million and the pro forma per share net tangible book value based on 23,000,000 shares of common stock outstanding was approximately $.32 per share.



     As of January 31, 2000, without taking into account any changes in our net tangible book value subsequent to that date other than: the sale of the common stock in this offering at the assumed offering price of $15.00, less the estimated offering expenses, including underwriting discounts and commissions, a dividend to our controlling stockholders of $110 million, and the net effect on net tangible book value of the issuance of options to key management at an exercise price $5.00 per share less than the assumed initial offering price, the pro forma net tangible book value of each of the outstanding shares of common stock would have been $2.43 per share after the offering. Therefore, investors in the common stock would have paid $15.00 for a share of common stock having a net tangible book value of approximately $2.43 per share after the offering. That is, their investment would have been diluted by approximately $12.57 per share. At the same time, existing stockholders would have realized an increase in net tangible book value of $2.11 per share after the offering without further cost or risk to themselves. The following table illustrates this per share dilution:



Assumed initial public offering price per share of
  common stock..........................................          $15.00
Pro forma net tangible book value per share of common
  stock before the offering.............................  $ .32
Increase in pro forma net tangible book value per share
  of common stock attributable to investors in the
  offering..............................................   2.11
                                                          -----
Pro forma net tangible book value per share of common
  stock after the offering(1)(2)........................            2.43
                                                                  ------
Dilution per share to the new investors.................          $12.57
                                                                  ======


-------------------------

(1) After deduction of the estimated offering expenses payable by us (including the underwriting discounts and commissions).

(2) Does not give effect to the 2,010,000 shares subject to an option granted to the underwriters to purchase additional shares in the offering.

     The foregoing discussion and table do not give effect to 3,930,000 shares of common stock issuable upon exercise of options granted to management as discussed under "Management -- Stock Option Plan" or the 970,000 shares of common stock reserved for issuance upon the exercise of options to be granted in the future under our stock option plan.

                       SELECTED HISTORICAL FINANCIAL DATA


     We derived the following selected financial information with respect to our financial position as of October 31, 1998 and 1999 and our results of operations for the years ended October 31, 1997, 1998 and 1999 from our audited financial statements that appear elsewhere in this prospectus. We derived the following selected financial information with respect to our financial position as of January 31, 2000 and our results of operations for the three months ended January 31, 1999 and 2000 from our unaudited financial statements that appear elsewhere in this prospectus. We derived balance sheet data as of October 31, 1997 from audited financial statements that are not included in this prospectus. We derived the following selected financial information with respect to our financial position as of October 31, 1995, 1996 and January 31, 1999, and our results of operations for the years ended October 31, 1995 and 1996 from our unaudited financial statements that are not included in this prospectus.



     Our operating results for the three months ended January 31, 1999 and 2000 are not necessarily indicative of the results of operations for any other period. In our opinion, the unaudited operating results for the three months ended January 31, 1999 and 2000 contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly our results of operations.


     We prepared the historical financial data from the historical accounting records of Quality King. Although we were a significant division of Quality King, separate financial statements were not prepared in prior periods. In preparing our financial statements, as described in Note 1(a) of the Notes to the Financial Statements, we identified and carved-out of the books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Those accounts included accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and operating expenses. Management also identified other operating expenses that were not directly traceable to any specific division of Quality King. We allocated a portion of these expenses based on assumptions and methods that we consider reasonable and appropriate. The procedures employed utilized various allocation bases including number of transactions processed, estimated delivery miles and warehouse square footage.


     Prior to January 31, 2000, we valued our inventories using the LIFO method. We have restated the financial data presented for all periods to report the results of operations as if inventories were valued using the FIFO method.


     You should read the selected financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and their related notes appearing elsewhere in this prospectus.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                THREE MONTHS ENDED
                                                YEARS ENDED OCTOBER 31,                             JANUARY 31,
                              ------------------------------------------------------------   -------------------------
                                 1995          1996         1997       1998        1999         1999          2000
                              -----------   -----------   --------   --------   ----------   -----------   -----------
                              (UNAUDITED)   (UNAUDITED)                                      (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Sales, net..................   $168,983      $328,307     $552,488   $772,359   $1,012,818    $235,252      $294,582
                               --------      --------     --------   --------   ----------    --------      --------
Gross profit................      6,953        16,767       35,987     45,392       70,760      17,271        19,085
                               --------      --------     --------   --------   ----------    --------      --------
Operating expenses:
  Warehouse and delivery....        945         1,832        3,039      4,069        5,321       1,223         1,131
  Selling, general and
    administrative..........      2,208        10,376(1)     6,762      7,187       10,124       2,542         2,595
                               --------      --------     --------   --------   ----------    --------      --------
    Total operating
       expenses.............      3,153        12,208        9,801     11,256       15,445       3,765         3,726
                               --------      --------     --------   --------   ----------    --------      --------
Income from operations......      3,800         4,559       26,186     34,136       55,315      13,506        15,359
Interest expense-related
  party(2)..................      3,937         7,649       12,984     17,370       20,737       4,692         5,672
                               --------      --------     --------   --------   ----------    --------      --------
Income (loss) before income
  taxes.....................       (137)       (3,090)      13,202     16,766       34,578       8,814         9,687
Income taxes (benefit)(3)...         (2)          (53)         224        285          237         154            84
                               --------      --------     --------   --------   ----------    --------      --------
Net income (loss)...........   $   (135)     $ (3,037)    $ 12,978   $ 16,481   $   34,341    $  8,660      $  9,603
                               ========      ========     ========   ========   ==========    ========      ========
Pro forma for change in tax
  status:
  Historical income (loss)
    before income taxes.....   $   (137)     $ (3,090)    $ 13,202   $ 16,766   $   34,578    $  8,814      $  9,687
  Pro forma income taxes
    (benefit)(4)............        (15)       (1,194)       5,312      6,736       13,850       3,530         3,879
                               --------      --------     --------   --------   ----------    --------      --------
  Pro forma net income
    (loss)..................   $   (122)     $ (1,896)    $  7,890   $ 10,030   $   20,728    $  5,284      $  5,808
                               ========      ========     ========   ========   ==========    ========      ========
  Pro forma basic earnings
    per share...............                                                    $      .68                  $    .19
                                                                                ==========                  ========
  Pro forma weighted average
    number of shares
    outstanding(5)..........                                                        30,333                    30,333
                                                                                ==========                  ========



                                                      OCTOBER 31,                                   JANUARY 31,
                              ------------------------------------------------------------   -------------------------
                                 1995          1996         1997       1998        1999         1999          2000
                              -----------   -----------   --------   --------   ----------   -----------   -----------
                              (UNAUDITED)   (UNAUDITED)                                      (UNAUDITED)   (UNAUDITED)
BALANCE SHEET DATA:
Current assets..............    $67,033      $140,198     $170,922   $274,890   $  391,665    $317,351      $430,239
Total assets................    $67,033      $140,198     $170,922   $274,890   $  391,921    $317,623      $430,599
Advances from Quality
  King -- related party.....    $53,831      $126,211     $149,524   $241,910   $  268,349    $262,024      $292,994
Stockholders' equity........    $    23      $     23     $     23   $     23   $       23    $     23      $     23


-------------------------
(1) Includes a $6,000 write-off of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.

(2) In connection with the preparation of our financial statements as described in Notes 1(a) and 9 of the Notes to the Financial Statements, we computed interest expense based on the average monthly balances of inventories, accounts receivable and advances to suppliers less accounts payable. We based interest expense on the effective rates paid by Quality King under its bank loan agreement for the respective periods.

(3) Represents state and local taxes as an S corporation.

(4) Reflects the pro forma provision for income taxes, primarily current, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation. We assumed a pro forma income tax benefit in 1995 and 1996 based on future operating income projections.


(5) Reflects 23,000 shares outstanding as of October 31, 1999 and January 31, 2000 and the issuance of 7,333 shares representing that portion of the shares sold in the offering (at an assumed initial offering price of $15.00 per share) the proceeds of which will be deemed to be utilized to fund the payment of the dividend declared to our controlling stockholders in the amount of $110,000.

                        PRO FORMA FINANCIAL INFORMATION

     The pro forma information gives effect to the following transactions in connection with the reorganization and this offering:

The Reorganization:


     - the capital contribution of $7.3 million by Quality King


     - the assumption of a portion of Quality King's short-term borrowings

     - the conversion from an S corporation to a C corporation for income tax purposes

The Offering:


     - the declaration of the $110 million dividend to our controlling stockholders paid by delivery of promissory notes



     - this offering and the application of its net proceeds to prepay $60 million of the notes to our controlling stockholders and to reduce the short-term borrowings assumed from Quality King


     - the issuance to key management of options to purchase 2,550,000 shares of common stock at an exercise price $5.00 per share less than the initial offering price of the shares in the offering.


     The accompanying pro forma condensed balance sheet gives effect to these transactions as if they had occurred at January 31, 2000. The accompanying pro forma condensed statements of operations for the year ended October 31, 1999 and the three months ended January 31, 2000 give effect to these transactions as if they had occurred at November 1, 1998. See "Use of Proceeds."



     The pro forma condensed statements of operations do not reflect the non-recurring non-cash management compensation charge relating to the options granted to key management for past services. We will record this charge in the first quarter ending immediately after this offering.


     Concurrently with the offering, we will refinance the balance of the short-term borrowings assumed from Quality King with borrowings under our new bank loan agreement.

     This pro forma information does not purport to represent what our actual results of operations would have been had the transactions occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that we believe are reasonable. You should read this pro forma information in conjunction with our historical financial statements and their notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                              QK HEALTHCARE, INC.

                       PRO FORMA CONDENSED BALANCE SHEET

                                JANUARY 31, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                                   PRO FORMA ADJUSTMENTS
                                                                ----------------------------       PRO FORMA
                                                   HISTORICAL   REORGANIZATION     OFFERING       AS ADJUSTED
                                                   ----------   --------------     ---------      -----------
ASSETS
Current
  Cash...........................................   $     --                       $ 186,000(1)    $      --
                                                                                    (186,000)(2)
  Other current..................................    430,239                                         430,239
                                                    --------                                       ---------
Total current....................................    430,239                                         430,239
Deferred income taxes............................         --                           5,100(3)        5,100
Other non-current assets.........................        360                                             360
                                                    --------       --------        ---------       ---------
                                                    $430,599       $     --        $   5,100       $ 435,699
                                                    ========       ========        =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Advances from Quality King -- related party....   $292,994       $ (7,300)(4)                    $      --
                                                                   (285,694)(4)
  Short-term borrowings..........................                   285,694(4)      (126,000)(2)     159,694
  Notes payable to stockholders..................         --                         (60,000)(2)          --
                                                                                      60,000(5)
  Other current liabilities......................    137,582                                         137,582
                                                    --------       --------        ---------       ---------
Total current liabilities........................    430,576         (7,300)        (126,000)        297,276
Long-term liabilities
  Notes payable to stockholders..................         --                          50,000(5)       50,000
                                                    --------       --------        ---------       ---------
                                                     430,576         (7,300)         (76,000)        347,276
                                                    --------       --------        ---------       ---------
STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, shares
    authorized 100,000; 23,000 issued and
    outstanding on a historical basis, 36,400
    issued and outstanding on a pro-forma as
    adjusted basis...............................         23                              13(1)           36
  Additional paid-in capital.....................         --          7,300(4)       185,987(1)      206,037
                                                                                      12,750(3)
  Retained earnings (deficit)....................         --(6)                       (7,650)(3)    (117,650)
                                                                                    (110,000)(5)
                                                    --------       --------        ---------       ---------
Total stockholders' equity.......................         23          7,300           81,100          88,423
                                                    --------       --------        ---------       ---------
                                                    $430,599       $     --        $   5,100       $ 435,699
                                                    ========       ========        =========       =========


-------------------------

(1) Reflects the estimated net proceeds from the sale of 13,400 shares of common stock in this offering, aggregating $186,000, net of $15,000 of expenses, including underwriting discounts and commissions.

(2) Reflects use of proceeds from this offering to pay $60,000 of the notes due to our controlling stockholders for dividends and to reduce short-term borrowings assumed from Quality King by $126,000.

(3) Reflects the issuance of options to purchase 2,550 shares of common stock at an assumed price of $10.00 per share ($5 per share less than the assumed initial offering price of the shares in this offering) to key management personnel for past services which will result in an estimated special charge of $12,750 ($7,650 after related tax effect) and an increase in additional paid-in capital.


(4) In connection with the reorganization, we assumed $285,694 of Quality King's short-term borrowings that are included in advances from Quality King. This represents the amount that we could borrow using Quality King's borrowing base formula at our levels of inventory and accounts receivable. Quality King forgave the remaining $7,300 of its historical advances to us, which is reflected as a capital contribution by Quality King to us.



(5) As part of the reorganization and offering, we declared a dividend to our controlling stockholders in the amount of $110,000. At our discretion, we declared the dividend to be payable in the form of six promissory notes of $18,333 each. A portion of the proceeds of this offering will be used to pay $60,000 of these notes with the remaining principal of $50,000 to be paid in equal quarterly installments commencing June 30, 2001 from funds generated through operations.



(6) Prior to the reorganization, we operated as a division of Quality King. As a division, our arrangement with Quality King was that all accumulated net income was distributed by increases in our advances from Quality King. Therefore, we began operating as a separate company with no accumulated retained earnings.

                              QK HEALTHCARE, INC.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED OCTOBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                      PRO FORMA          PRO FORMA
                                       HISTORICAL    ADJUSTMENTS        AS ADJUSTED
                                       ----------    -----------        -----------
Sales, net...........................  $1,012,818                       $1,012,818
                                       ----------                       ----------
Gross profit.........................      70,760                           70,760
Operating expenses(1)................      15,445                           15,445
                                       ----------                       ----------
Income from operations...............      55,315                           55,315
Interest expense.....................      20,737      $(9,072)(2)          15,389
                                                         3,724(3)
                                       ----------      -------          ----------
Income before income taxes...........      34,578        5,348              39,926
Income taxes.........................         237           37(4)              274
                                       ----------      -------          ----------
Net income...........................  $   34,341      $ 5,311          $   39,652
                                       ==========      =======          ==========
Pro forma:
  Income before income taxes.........  $   34,578      $ 5,348          $   39,926
  Pro forma income taxes.............      13,850        2,136(5)           15,986
                                       ----------      -------          ----------
  Pro forma net income...............  $   20,728      $ 3,212          $   23,940
                                       ==========      =======          ==========
  Pro forma basic earnings per
     share...........................                                   $      .66
                                                                        ==========
  Pro forma weighted average shares
     outstanding.....................                                       36,400(6)
                                                                        ==========
  Pro forma diluted earnings per
     share...........................                                   $      .64
                                                                        ==========
  Pro forma weighted average diluted
     shares outstanding..............                                       37,250(7)
                                                                        ==========


-------------------------

(1) Pro forma operating expenses do not reflect adjustments for the new support service agreement and the new employment contracts discussed elsewhere in this prospectus since the on-going charges relating to these agreements would not be materially different from the amounts allocated.


(2) Reflects the interest savings from the use of $126,000 of the net proceeds from this offering to reduce the advances assumed from Quality King in connection with the reorganization. Simultaneously with the closing of this offering, we will refinance such indebtedness with borrowings under our bank loan agreement. We calculated the interest expense reduction using Quality King's effective interest rate of 7.2%. The interest rate under our bank loan agreement is substantially the same as the rate under the Quality King bank loan agreement.



(3) Reflects the net additional interest expense related to the notes payable to our controlling stockholders ($50,000 x 8.5%) reduced by the interest savings related to the reduction of advances assumed from Quality King ($7,300 x 7.2%).


(4) Reflects the additional state income taxes attributed to the change in interest expense.

(5) Reflects additional income taxes, primarily current, on the net interest savings noted in (2) and (3) above, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation.


(6) Reflects 23,000 shares outstanding as of October 31, 1999 and the issuance of 13,400 shares representing the total number of shares sold in the offering.


(7) Reflects the dilutive effect (850 shares) of the issuance of stock options to purchase 2,550 shares granted to key management personnel.

                              QK HEALTHCARE, INC.



                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS


                      THREE MONTHS ENDED JANUARY 31, 2000


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                  (UNAUDITED)



                                                      PRO FORMA          PRO FORMA
                                       HISTORICAL    ADJUSTMENTS        AS ADJUSTED
                                       ----------    -----------        -----------
Sales, net...........................  $  294,582                       $  294,582
                                       ----------                       ----------
Gross profit.........................      19,085                           19,085
Operating expenses(1)................       3,726                            3,726
                                       ----------                       ----------
Income from operations...............      15,359                           15,359
Interest expense.....................       5,672      $(2,457)(2)           4,135
                                                           920(3)
                                       ----------      -------          ----------
Income before income taxes...........       9,687        1,537              11,224
Income taxes.........................          84           13(4)               97
                                       ----------      -------          ----------
Net income...........................  $    9,603      $ 1,524          $   11,127
                                       ==========      =======          ==========
Pro forma:
  Income before income taxes.........  $    9,687      $ 1,537          $   11,224
  Pro forma income taxes.............       3,879          614(5)            4,493
                                       ----------      -------          ----------
  Pro forma net income...............  $    5,808      $   923          $    6,731
                                       ==========      =======          ==========
  Pro forma basic earnings per
     share...........................                                   $      .19
                                                                        ==========
  Pro forma weighted average shares
     outstanding.....................                                       36,400(6)
                                                                        ==========
  Pro forma diluted earnings per
     share...........................                                   $      .18
                                                                        ==========
  Pro forma weighted average diluted
     shares outstanding..............                                       37,250(7)
                                                                        ==========


-------------------------


(1) Pro forma operating expenses do not reflect adjustments for the new support service agreement and the new employment contracts discussed elsewhere in this prospectus since the on-going charges relating to these agreements would not be materially different from the amounts allocated.



(2) Reflects the interest savings from the use of $126,000 of the net proceeds from this offering to reduce the advances assumed from Quality King in connection with the reorganization. Simultaneously with the closing of this offering, we will refinance such indebtedness with borrowings under our bank loan agreement. We calculated the interest expense reduction using Quality King's effective interest rate of 7.8%. The interest rate under our bank loan agreement is substantially the same as the rate under the Quality King bank loan agreement.



(3) Reflects the net additional interest expense related to the notes payable to our controlling stockholders ($50,000 x 8.5%) reduced by the interest savings related to the reduction of advances assumed from Quality King ($7,300 x 7.8%).



(4) Reflects the additional state income taxes attributed to the change in interest expense.



(5) Reflects additional income taxes, primarily current, on the net interest savings noted in (2) and (3) above, that would have been reported had we operated as a stand-alone entity and filed federal and state income tax returns for our operations as a C corporation.



(6) Reflects 23,000 shares outstanding as of January 31, 2000 and the issuance of 13,400 shares representing the total number of shares sold in the offering.



(7) Reflects the dilutive effect (850 shares) of the issuance of stock options to purchase 2,550 shares granted to key management personnel.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Our products currently include branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers.

     We have grown significantly over the past five years primarily due to the expansion of our product line, customer base, supplier relationships and management, as well as by overall industry growth. From fiscal 1995 through fiscal 1999, our annual net sales grew from $169.0 million to $1,012.8 million, representing a compound annual growth rate of 56%. Our income from operations grew over this period from $3.8 million to $55.3 million, representing a compound annual growth rate of 95%.

HISTORY AND REORGANIZATION

     In 1961 Bernard and Ruth Nussdorf formed Quality King Distributors, Inc. Quality King was a promotional wholesale distributor with four separate divisions: hair care products; groceries; health and beauty care products; and pharmaceuticals. Quality King formed the pharmaceutical business in 1987. In connection with the reorganization of Quality King, the pharmaceutical business was transferred prior to the effective date of this offering to QK Healthcare, Inc., a newly-formed S corporation, and its stock was distributed to the stockholders of Quality King (the "Reorganization"). As a result of the Reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King continues to provide computer and warehouse management and consulting services to us pursuant to a support services agreement and we will continue to sublease our facilities from Quality King. See "Related Party Transactions -- Agreements with Quality King" for a discussion of this agreement.


     Since November 1, 1986, Quality King has been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). Since November 1, 1989, Quality King has been treated for New York State income tax purposes as an S corporation under Section 660 of the Tax Law of the State of New York. As a result, Quality King was not subject to federal or New York State income taxes for these years, except for the limited franchise tax imposed by New York State on S corporations for taxable years after 1989. Earnings of Quality King for these years were taxed, for federal and New York State income tax purposes, on the individual tax returns of its stockholders. In past years, Quality King made annual S corporation distributions to provide its stockholders with funds to pay income taxes on its earnings. These distributions aggregated $9.0 million, $10.2 million, and $15.7 million in the years ended October 31, 1997, 1998, and 1999, respectively, and $3.0 million and $5.0 million for the three months ended January 31, 1999 and 2000, respectively. Because it did not distribute all of its earnings to its stockholders, Quality King accumulated a significant amount of undistributed S corporation earnings.



     In connection with the Reorganization and the offering, we declared a dividend to our controlling stockholders of $110 million (the "Distribution"). We paid the Distribution by delivery of promissory notes to our existing stockholders in the aggregate amount of the Distribution (the "Notes"). Each of our six existing stockholders, which are trusts of our Chief Executive Officer and directors, Glenn, Stephen and Arlene Nussdorf, will receive

$18.333 million of the Notes. The Notes mature in 2006 and require the mandatory prepayment of $60 million upon the closing of this offering. The Notes bear interest at an annual rate of 8 1/2%. We will use a portion of the proceeds from this offering to pay $60 million (up to $80 million if the underwriters' option to purchase additional shares in the offering is exercised) of these Notes. For more information relating to the Distribution, see Note 12(a) of the Notes to the Financial Statements.


IMPACT OF THE REORGANIZATION AND OFFERING

     Upon consummation of this offering, we will grant options to purchase up to
2.55 million shares to members of our management for past services. These options will vest 100% upon grant and will have an exercise price $5.00 below the initial public offering price of our stock being sold in this offering. As a result, we will be required to record a net charge against earnings of $7.65 million in the first quarter following this offering.

     Upon consummation of this offering, we will no longer be treated as an S corporation. As a result, we will be subject to federal income tax and to the ordinary rate of New York State income tax on corporations. Pro forma adjustments are presented in the financial statements included in this prospectus to reflect a provision for income taxes based on pro forma income before taxes as if we had been a C corporation for all periods presented.

     In connection with the Reorganization, we prepared our financial statements by carving out of the historical books and records of Quality King all balance sheet and income statement accounts that were directly traceable to our pharmaceutical business. Quality King also allocated to us various operating expenses that were not directly traceable to any specific division of Quality King. See Note 8 of the Notes to the Financial Statements. In addition, in our financial statements we calculated interest on advances from Quality King based upon the average balances of inventories, accounts receivable and advances to suppliers less accounts payable and on the effective rates paid by Quality King under its bank loan agreement. See Note 9 of the Notes to the Financial Statements. Upon consummation of this offering, we intend to enter into a bank loan agreement with a group of lenders. We expect the interest rate under our new bank loan agreement to be comparable to the interest rate under the Quality King bank loan agreement.

     Following the Reorganization and this offering, we will no longer be a division of Quality King. We will operate on a stand-alone basis. The financial information included in this prospectus is not necessarily indicative of our future results of operations, financial position and cash flows.

RESULTS OF OPERATIONS

     The following table sets forth selected statement of operations data as a percentage of net sales for the periods indicated:


                                        FISCAL YEARS ENDED        THREE MONTHS ENDED
                                            OCTOBER 31,               JANUARY 3,
                                       ---------------------   -------------------------
                                       1997    1998    1999       1999          2000
                                       -----   -----   -----   -----------   -----------
                                                               (UNAUDITED)   (UNAUDITED)
Net sales............................  100.0%  100.0%  100.0%     100.0%        100.0%
                                       -----   -----   -----      -----         -----
Gross profit.........................    6.5     5.9     7.0        7.3           6.5
                                       -----   -----   -----      -----         -----
Operating expenses:
  Warehouse and delivery.............    0.6     0.6     0.5        0.5           0.4
  Selling, general and
     administrative..................    1.2     0.9     1.0        1.1           0.9
                                       -----   -----   -----      -----         -----
     Total operating expenses........    1.8     1.5     1.5        1.6           1.3
                                       -----   -----   -----      -----         -----
Income from operations...............    4.7     4.4     5.5        5.7           5.2
Interest expense -- related party....    2.3     2.3     2.1        2.0           1.9
                                       -----   -----   -----      -----         -----
Income before income taxes...........    2.4     2.1     3.4        3.7           3.3
Income taxes.........................    0.0     0.0     0.0        0.0           0.0
                                       -----   -----   -----      -----         -----
Net income...........................    2.4%    2.1%    3.4%       3.7%          3.3%
                                       =====   =====   =====      =====         =====
Pro forma for change in tax status:
  Historical income before income
     taxes...........................    2.4%    2.1%    3.4%       3.7%          3.3%
  Pro forma income taxes.............    1.0%    0.9%    1.4%       1.5%          1.3%
                                       -----   -----   -----      -----         -----
  Pro forma net income...............    1.4%    1.2%    2.0%       2.2%          2.0%
                                       =====   =====   =====      =====         =====


     Our industry has experienced significant growth in recent years due to the aging of the U.S. population, the continuing introduction of new pharmaceutical products and pharmaceutical price increases by drug manufacturers. We expect this growth to continue. At the same time, cost containment measures by third-party payors have created pricing pressures on pharmaceutical retailers and healthcare institutions. We are unable to determine the effects of these trends on our future operations, liquidity and capital resources.


THREE MONTHS ENDED JANUARY 31, 2000 COMPARED TO THREE MONTHS ENDED JANUARY 31, 1999



     NET SALES. Net sales increased $59.3 million or 25% from $235.3 million for the three months ended January 31, 1999 to $294.6 million for the three months ended January 3, 2000. Additional resources were made available to us during the quarter ended January 31, 2000 through additional advances from Quality King. The additional advances along with the increases in trade credit that we established enabled us to purchase more products and resulted in additional net sales.



     GROSS PROFIT. Gross profit increased $1.8 million or 10% from $17.3 million for the three months ended January 31, 1999 to $19.1 million for the three months ended January 31, 2000. Gross profit as a percentage of net sales decreased from 7.3% for the three months ended January 31, 1999 to 6.5% for the three months ended January 31,

2000. The decrease in the gross profit as a percentage of net sales is primarily attributable to a more favorable impact of manufacturer price increases along with a more profitable product mix for the three months ended January 31, 1999 when compared to sales for the three months ended January 31, 2000.



     OPERATING EXPENSES. Operating expenses were $3.8 million for the three months ended January 31, 1999 compared to $3.7 million for the three months ended January 31, 2000. Selling, general and administrative expenses were $2.5 million for the three months ended January 31, 1999 compared to $2.6 million for the three months ended January 31, 2000. The modest increase in selling, general and administrative expenses reflects the fact that a large portion of these costs are fixed without regard to sales volume. Warehouse and delivery expenses were $1.2 million for the three months ended January 31, 1999 compared to $1.1 million for the three months ended January 31, 2000. The decrease is primarily attributable to cost saving measures implemented by us during the current fiscal year.



     INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations increased $1.9 million or 14% from $13.5 million for the three months ended January 31, 1999 to $15.4 million for the three months ended January 31, 2000. Income from operations as a percentage of net sales decreased from 5.7% for the three months ended January 31, 1999 to 5.2% for the three months ended January 31, 2000.



     INTEREST EXPENSE. Interest expense increased $1.0 million or 21% from $4.7 million for the three months ended January 31, 1999 to $5.7 for the three months ended January 31, 2000. This increase resulted primarily from a $36.7 million increase in the average advances from Quality King from $256.4 million for the three months ended January 31, 1999 to $293.1 million for the three months ended January 31, 2000. Additionally, interest rate increases imposed on Quality King during the current fiscal year were passed along to us.



     INCOME TAXES. Our pro forma income taxes increased $0.4 million or 11% from $3.5 million for the three months ended January 31, 1999 to $3.9 million for the three months ended January 31, 2000. This increase was the result of the increase in our earnings.


YEAR ENDED OCTOBER 31, 1999 COMPARED TO YEAR ENDED OCTOBER 31, 1998

     NET SALES. Net sales increased $240.4 million or 31% from $772.4 million for the year ended October 31, 1998 to $1,012.8 million for the year ended October 31, 1999. This increase was primarily attributable to increased sales to our existing customers. Additional resources were made available to us during the year ended October 31, 1999 through additional advances from Quality King, enabling us to purchase more products on favorable terms.

     GROSS PROFIT. Gross profit increased $25.4 million or 56% from $45.4 million for the year ended October 31, 1998 to $70.8 million for the year ended October 31, 1999. Gross profit as a percentage of net sales increased from 5.9% for the year ended October 31, 1998 to 7.0% for the year ended October 31, 1999. The increase in gross profit was the result of the increased sales volumes, lower inventory costs due to an expansion in our supplier base which led to improved pricing opportunities, and a more profitable product mix.

     OPERATING EXPENSES. Operating expenses increased $4.2 million or 37% from $11.3 million for the year ended October 31, 1998 to $15.5 million for the year ended October 31, 1999. This increase was due to a 31% increase in warehouse and delivery expenses and a 41% increase in selling, general and administrative expenses. The increase in warehouse and delivery expenses resulted from a substantial increase in the size of our warehousing facility and the higher costs associated with increased sales volumes. Selling, general and administrative expenses increased primarily due to increases in sales salaries and commissions due to higher sales volumes, although selling, general and administrative expenses as a percentage of net sales remained at approximately 1.0%.

     INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations increased $21.2 million or 62% from $34.1 million for the year ended October 31, 1998 to $55.3 million for the year ended October 31, 1999. Income from operations as a percentage of net sales increased from 4.4% for the year ended October 31, 1998 to 5.5% for the year ended October 31, 1999.

     INTEREST EXPENSE. Interest expense increased $3.3 million or 19% from $17.4 million for the year ended October 31, 1998 to $20.7 million for the year ended October 31, 1999. This increase resulted primarily from a $65.2 million increase in the average advances from Quality King from $221.8 million for the year ended October 31, 1998 to $287.0 million for the year ended October 31, 1999.


     INCOME TAXES. Our pro forma income taxes increased $7.2 million or 108% from $6.7 million for the year ended October 31, 1998 to $13.9 million for the year ended October 31, 1999. This increase was the result of the increase in our earnings.


YEAR ENDED OCTOBER 31, 1998 COMPARED TO YEAR ENDED OCTOBER 31, 1997

     NET SALES. Net sales increased $219.9 million or 40% from $552.5 million for the year ended October 31, 1997 to $772.4 million for the year ended October 31, 1998. This increase was primarily attributable to increased sales to our existing customers. Additional resources were made available to us for the year ended October 31, 1998 through additional advances from Quality King, enabling us to purchase more products on favorable terms.

     GROSS PROFIT. Gross profit increased $9.4 million or 26% from $36.0 million for the year ended October 31, 1997 to $45.4 million for the year ended October 31, 1998. Gross profit as a percentage of net sales decreased from 6.5% for the year ended October 31, 1997 to 5.9% for the year ended October 31, 1998. The decrease in gross profit percentage was primarily attributable to our strategy to expand our market share and enhance customer relationships. In order to accomplish this, we increased our offerings of more popular items with lower margins.

     OPERATING EXPENSES. Operating expenses increased $1.5 million or 15% from $9.8 million for the year ended October 31, 1997 to $11.3 million for the year ended October 31, 1998. This increase was due to a 34% increase in warehouse and delivery expenses and a 6% increase in selling, general and administrative expenses. The increase in warehouse and delivery expenses resulted from increased sales volumes. As a percentage of net sales, warehouse and delivery expenses remained approximately 0.6% for each fiscal year. Selling, general and administrative expenses increased primarily due to increases in sales salaries and commissions due to the higher sales volumes, although selling, general and administrative expenses as a percentage of net sales decreased from 1.2% for the year ended October 31, 1997 to 0.9% for the year ended October 31, 1998.

     INCOME FROM OPERATIONS. As a result of the factors discussed above, income from operations increased $7.9 million or 30.0% from $26.2 million for the year ended October 31, 1997 to $34.1 million for the year ended October 31, 1998. Income from operations as a percentage of net sales was 4.7% for the year ended October 31, 1997 and 4.4% for the year ended October 31, 1998.

     INTEREST EXPENSE. Interest expense increased $4.4 million or 34% from $13.0 million for the year ended October 31, 1997 to $17.4 million for the year ended October 31, 1998. This increase resulted from a $52.8 million increase in the average advances from Quality King, increasing from $169.0 million for the year ended October 31, 1997 to $221.8 million for the year ended October 31, 1998.

     INCOME TAXES. Our pro forma income taxes increased $1.4 million or 26% from $5.3 million for the year ended October 31, 1997 to $6.7 million for the year ended October 31, 1998. This increase was the result of the increase in earnings.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY


     Our principal working capital needs are for inventory and accounts receivable. Our need for working capital has grown with our business. Due to our rapid growth, we have had negative cash flow from operations of $10.3 million and $75.9 million for the years ended October 31, 1997 and 1998 and $11.2 million and $14.9 million for the three months ended January 31, 1999 and 2000. Due primarily to an increase in trade credit, we reported $8.3 million of cash provided by operations for the year ended October 31, 1999. Since we expect our growth to continue, we expect our cash flow from operations to be negative for the foreseeable future.


     Although we closely monitor the creditworthiness of our major customers, we may incur some collection losses on major customer accounts receivable in the future. In 1996, we wrote-off $6 million of accounts receivable from FoxMeyer Corporation when it filed for Chapter 11 protection under the bankruptcy code.


     The following table sets forth selected financial data with respect to our financial position as of October 31, 1997, 1998 and 1999 and January 31, 1999 and 2000 and our results of operations for the years ended October 31, 1997, 1998 and 1999 and the three months ended January 31, 1999 and 2000.



                                                                          THREE MONTHS ENDED
                                        YEARS ENDED OCTOBER 31,               JANUARY 31,
                                    --------------------------------   -------------------------
                                      1997       1998        1999         1999          2000
                                    --------   --------   ----------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
                                                           (IN THOUSANDS)
Operating Data:
  Net sales.......................  $552,488   $772,359   $1,012,818    $235,252      $294,582
  Net cash provided by (used in)
     operating activities.........   (10,339)   (75,906)       8,268     (11,159)      (14,908)
Balance Sheet data (at period
  end):
  Accounts receivable.............    49,159     83,937      107,605     101,654       115,885
  Inventories.....................   120,721    189,703      279,067     212,805       305,763
  Accounts payable................    19,999     31,561      119,719      52,075       133,961
  Advances from Quality King......   149,524    241,910      268,349     262,024       292,994


CAPITAL RESOURCES


     Historically, we have financed our operations through advances from Quality King. In connection with the Reorganization, we assumed $285,694 of Quality King's short-term borrowings that are included in advances from Quality King. This represents the amount that we could borrow using Quality King's borrowing base formula at our levels of inventory and accounts receivable. Quality King forgave the remaining advances of $7,300, which was treated as a capital contribution by Quality King to us. We will repay approximately $126 million of such short-term borrowings with a portion of the net proceeds of this offering and the balance will be refinanced concurrently with this offering with borrowings under our new bank loan agreement.



     To finance working capital after the Reorganization, we entered into a bank loan agreement with a group of banks to provide funds for continuing operations, the repayment of certain debt, working capital and general corporate purposes. The loan agreement provides for up to $350 million of revolving loans. This loan is secured by first priority liens on all of our tangible and intangible assets. The bank loan agreement will expire four and a half years from the consummation of this offering. Advances under the bank loan agreement are limited to agreed upon percentages of our accounts receivable and inventory. The interest rate per annum is, at our option, either LIBOR plus 1.5%, or the prime rate. We are required to pay fees in connection with the bank loan agreement, including a commitment fee of .25% on the unutilized portion of the loan. The bank loan agreement has mandatory prepayment provisions in the event of the issuance of debt or equity securities or the sale of assets. The new bank loan agreement also contains a number of financial covenants which, among other things, require us to maintain specified financial ratios and impose limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, transactions with affiliates, liens and encumbrances. The bank loan agreement provides that a change of control will constitute an event of default.

     We intend to use the proceeds of this offering


     - to pay $60 million (up to $80 million if the underwriters' option to purchase additional shares in the offering is exercised) of the Notes due to our controlling stockholders, which bear interest at an annual rate of 8.5% and which were issued in connection with the declaration of a $110 million dividend


     - to pay $126 million of the short-term borrowings we assumed from Quality King in connection with the Reorganization.


     The remaining $50 million ($30 million if the underwriters' option to purchase additional shares in the offering is exercised in full) of principal on the Notes will be payable in 20 equal quarterly installments commencing June 30, 2001. Interest on the Notes will accrue for the first 12 months. Such accrued interest will be payable in equal quarterly installments commencing June 30, 2001. After the first 12 months, interest will be payable quarterly. The Notes will be subordinated to all of our outstanding and future indebtedness.


     We believe that the net proceeds of this offering, together with borrowings from our new bank loan agreement, will be sufficient to meet our working capital needs for at least two years.


     THREE MONTHS ENDED JANUARY 31, 2000. Net cash used in operations was $14.9 million for the three months ended January 31, 2000. This amount was primarily the result of net income of $9.6 million, an increase in accounts receivable and inventories of $35.1 million and an increase in accounts payable of $14.2 million from October 31, 1999. The increases in inventories and sales resulted from our taking advantage of what we considered to be increased purchasing opportunities. The funding required for the increase in inventories, through advances from Quality King, was partially offset by the increase in accounts payable.



     YEAR ENDED OCTOBER 31, 1999. Net cash provided by operations was $8.3 million for the year ended October 31, 1999. This amount was primarily the result of net income of $34.3 million, an increase in accounts receivable and inventories of $113.2 million from October 31, 1998, and an increase in accounts payable of $88.2 million from October 31, 1998. The increase in inventories is due to our maximizing purchasing opportunities. These inventory increases were funded primarily through trade credit.



     YEAR ENDED OCTOBER 31, 1998. Net cash used in operations was $75.9 million for the year ended October 31, 1998. This amount was primarily the result of net income of $16.5 million, an increase in accounts receivable and inventories of $103.9 million from October 31, 1997, and an increase in accounts payable of $11.6 million from October 31, 1997 which partially reduced the requirements for funds for inventories. The increase in receivables is consistent with our revenue growth. The increase in inventories is due to the procurement of inventories for the increased sales and to maximize purchasing opportunities.


INFLATION

     We prepared our financial statements on the basis of historical costs and not with the intention of reflecting changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines.

     Generally, we pass price increases through to customers when we receive them. As a result, they reduce the negative effect of inflation. Increases in operating expenses have been partially offset during the past three years by increased volumes and improved productivity.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


     Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices, foreign currency exchange and interest rates. We are not exposed to market risks from changes in commodity prices or foreign currency exchange rates. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. We are exposed to risk from changes in interest rates from borrowings under our variable rate bank loan agreement. If the outstanding balance at January 31, 2000 of $293 million was the average balance for the following twelve month period and we experienced a 1% increase in average interest rates, the interest expense for that period would have increased by $2.9 million. Based on current economic conditions, we do not believe interest rates will increase substantially in the near future. As a result, we do not believe it is necessary to hedge our exposure against potential future interest rate increases.

                                    BUSINESS

GENERAL

     We are a national wholesale distributor of selected healthcare products to retailers, wholesale distributors and pharmacy benefit managers. Our products currently include branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers. Our strategy is to use our market intelligence and business relationships to procure products on favorable terms. We carry a merchandise inventory of approximately 2,000 stock keeping units, unlike traditional wholesale distributors that generally stock 20,000 - 25,000 stock keeping units, of pharmaceutical and other healthcare products. Consistent with our strategy, we offer our customers a limited range of inventory, delivery and purchasing services as compared to traditional wholesale distributors. We also primarily deliver products in bulk shipments to our customers' warehouses, as compared to individual stores. We believe our strategy allows us to offer pharmaceutical and other healthcare products to our customers at superior prices. In addition, we believe that traditional wholesale distributors do not view us as a competitor but rather as an important partner who provides them with an alternative means of completing product sales and purchases.

INDUSTRY OVERVIEW

     PHARMACEUTICAL INDUSTRY GROWTH. The pharmaceutical industry in the United States has experienced significant growth in recent years. Industry sales grew at a compound annual growth rate of 8.9% from approximately $59.9 billion in 1990 to approximately $108.9 billion in 1997.(1) Pharmaceuticals grew from 8.6% to 10.0% of overall healthcare costs from 1990 to 1997.(1) Industry sales are expected to increase at a compound annual growth rate of 9.6% from $108.9 billion in 1997 to $206.9 billion in 2004 and pharmaceuticals are expected to represent 12.2% of overall healthcare costs in 2004.(1) The factors causing this growth include the following:

     - AGING POPULATION. The number of individuals over age 65 in the United States has grown from 25.6 million in 1980 to 34.4 million in 1998.(2) This age group, which is projected to grow to 39.8 million individuals by 2010, spends approximately 2.3 times more per capita on pharmaceuticals and medical supplies than the rest of the population.(3)(,)(4)

     - INTRODUCTION OF NEW PHARMACEUTICALS. Traditional research and development as well as new technologies continue to generate new compounds that are more effective in treating diseases. These compounds have been responsible for significant increases in pharmaceutical sales. In particular, the aggregate first calendar year sales of new pharmaceutical products increased from $1.3 billion for products

---------------

     1 Source: U.S. Health Care Financing Administration, National Health
       Expenditures Projections: 1998-2008, Tables 1 and 14a.

     2 Source: U.S. Bureau of the Census, Statistical Abstracts of the United
       States: 1999 (119th Edition), Table 14.

     3 Source: U.S. Bureau of the Census, Statistical Abstracts of the United
       States: 1999 (119th Edition), Table 24.

     4 Source: U.S. Bureau of Labor Statistics, Consumer Expenditure Survey,
       1998, Table 4500.

       launched in 1993 to $2.6 billion for products launched in 1998. We believe ongoing research and development expenditures by pharmaceutical and biotechnology companies will contribute to continued growth of pharmaceutical sales.

     - COST CONTAINMENT EFFORTS THAT STRESS DRUG THERAPIES. In response to rising healthcare costs, government and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate healthcare costs, we believe that drug therapy has had and will continue to have a beneficial impact on overall healthcare costs by reducing expensive surgeries and prolonged hospital stays.

     - PHARMACEUTICAL PRICE INCREASES BY DRUG MANUFACTURERS. We believe that price increases by pharmaceutical manufacturers on selected items in their product lines will continue to equal or exceed the overall Consumer Price Index. We believe these increases will be due in large part to the continued demand for newly patented drugs, the costs and prices of which have been increasing as manufacturers have attempted to recoup costs associated with the development, testing and regulatory approval of these drugs. In particular, the level of price increases for branded pharmaceuticals has been substantial; in 1998 the increase was 4.8%.(5)

     PHARMACEUTICAL REIMBURSEMENT ENVIRONMENT. Government and private payors are facing the challenges of controlling healthcare spending in the face of rising healthcare costs and increased spending on pharmaceuticals. In addition, the influence of third-party payors upon pharmaceutical spending has increased as the percentage of retail prescriptions paid for by them has increased from 34.7% in 1993 to 65.0% in 1998.(6) Third-party payors have used their increased influence to implement numerous cost containment measures designed to manage their spending on pharmaceuticals, including lowering their reimbursement rates to pharmaceutical retailers.

     As a result of these cost containment measures, pharmaceutical retailers have been facing increasing pricing pressures. From 1995 to 1999, the average gross margin received by combination food/drug retailers on third-party payor sales of pharmaceuticals decreased from 20% to 16%.(7) The rapid growth of mail-order pharmacies has caused additional pricing pressure. From 1993 to 1998, mail-order pharmaceutical sales increased at a compound annual growth rate of 20.1% from $4.4 billion to $11.0 billion.(8)

     Healthcare institutions, which are generally reimbursed for providing healthcare services, are also facing pricing pressures as third-party payors seek to control healthcare spending by lowering reimbursement rates for these services. As a result, healthcare institutions have adopted cost containment measures to control spending on a variety of ancillary items, including pharmaceuticals.

     PHARMACEUTICAL DISTRIBUTION CHAIN. The changing reimbursement environment together with the rapid growth of the pharmaceutical industry has led to increased competition among the principal participants in the pharmaceutical distribution chain --

---------------

     5 Source: IMS Health 1998 Year-in-Review U.S. Prescription Market, page 8.

     6 Source: IMS Health as cited in 1999 National Wholesale Druggists'
       Association Industry Profile and Healthcare Fact Book ("IMS"), page 79.

     7 Source: Food Marketing Institute's Supermarket Pharmacy Survey Report,
       1995-1999.

     8 Source: IMS, page 119.

pharmaceutical retailers, wholesalers and manufacturers. As a result, these participants are searching for additional means of increasing their profits, including completing product sales and purchases with alternative partners.

     - RETAILERS. Retailers are facing significant pricing pressures under the new reimbursement environment. In order to maintain profit margins in the face of price restraints, retailers have had to search for additional means of lowering their costs, including procuring product at advantageous prices from wholesalers who complement their primary suppliers.

     - WHOLESALE DISTRIBUTORS. Wholesale distributors provide their customers with access to a wide range of pharmaceutical and healthcare products from various manufacturers. Traditional wholesalers typically enter into preferred arrangements with retailers and healthcare institutions that include negotiated prices and require the wholesaler to provide all of the customer's pharmaceutical products. Traditional wholesale distributors also typically provide their customers with inventory, delivery, and purchasing services. The need to supply a full line of pharmaceutical products requires traditional wholesalers to allocate their capital among a wide range of inventory and service responsibilities in order to meet their full service obligations to their customers. To maximize profitability and returns on capital, many traditional wholesalers have increased their focus on using purchasing activities to take advantage of pricing or "buy-side" opportunities available from manufacturers, other distributors or other participants in the marketplace.

     - MANUFACTURERS. Wholesale distributors represent the most important distribution channel for pharmaceutical manufacturers, accounting for approximately 54.8% of the approximately $102 billion of prescription drug sales for the year ended December 31, 1998.(9) Manufacturers actively seek additional wholesale relationships to increase their sales and to manage their inventory levels.

     OTHER OPPORTUNITIES. We believe that many of the same factors that are driving the growth of the pharmaceutical market and placing pressures on pharmaceutical reimbursement are also impacting other segments of the healthcare product and supply market. As a result, the dental, veterinary supply and home healthcare markets are also growing while at the same time experiencing pricing pressures at the retail and institutional levels.

STRATEGY

     We believe that we play a unique role in the pharmaceutical distribution chain in that our customers include both distributors and retailers. Our goal is to enhance our market position and to continue to grow our business by pursuing a strategy with the following core elements:

     - CONTINUE TO BE A VALUABLE RESOURCE TO OUR CUSTOMERS AND SUPPLIERS. We have developed long-standing relationships with our customers and suppliers over the last 12 years. We believe that our success has in large part been due to our ability to provide our customers with products at attractive prices. Through the use of our proprietary management information system and supplier network we have developed an ability to take advantage of pricing opportunities. At the same time, we believe we are responsive to our suppliers and provide them with effective

---------------

     9 Source: IMS, pages 18 and 88.

       distribution of significant volumes of their products to a broad range of wholesaler and retailer accounts.

     - FOCUS ON PROVIDING SELECTIVE LINES OF PRODUCTS. Rather than offering complete lines of products and a full array of distribution services, we currently offer to our customers selective product lines that complement their existing supplier relationships. We believe that this product mix does not compete with the primary businesses of the traditional wholesale distributors. As a result, we believe we play a unique role in the pharmaceutical distribution chain, with both retailers and distributors as our customers.

     - INCREASE OUR PRODUCT OFFERINGS. We believe that there is a substantial opportunity to increase our business by buying additional volumes of our existing product lines and expanding our network of pharmaceutical suppliers. In addition, consistent with our focus on providing selective lines of products, we have successfully entered into new product categories recently, including injectibles, vaccines and medical/surgical products such as dressings and ostomy and urological products. We believe that having additional capital will allow us to expand our existing product lines and offer new product lines.

     - BROADEN OUR CUSTOMER BASE AND EXPAND INTO OTHER HEALTH-RELATED DISTRIBUTION BUSINESSES. We currently sell to over 300 customers. We intend to expand our business beyond our existing customer base of the major retail drugstore chains, wholesalers, grocery chains and mass merchandisers, and pharmacy benefit managers. We believe that significant opportunities exist to market our products to smaller chains and wholesalers. To broaden our customer base, we intend to expand our direct sales, telemarketing and internet sales activities to target these new customers in a cost-effective manner. We also believe that we can apply our skills and distribution expertise to serve additional health-related businesses. These businesses include the veterinary, dental and home health markets.

     - EXPAND OUR INTERNET AND TELEMARKETING SALES ACTIVITIES. We utilize both the internet and telemarketing to complement our direct sales force. We believe that devoting additional resources to enhancing these parts of our sales effort will help grow our business and expand our customer base.

BUSINESS STRENGTHS

     Our purchasing and sales systems together with our extensive knowledge of the pharmaceutical industry are critical parts of our capabilities. These capabilities combine a proprietary management information system developed by Quality King with a supply network that enables our experienced personnel to determine which products to purchase, in what quantities and from whom to meet our customers' needs.

     PROCUREMENT. We primarily stock products that we acquire on favorable terms by taking advantage of manufacturers' incentive discounts, various market opportunities and price increases. Purchasing decisions are made by our buying team which is led by a senior management group with over 55 years of experience in purchasing healthcare products. The team utilizes our proprietary purchasing information system which is based on a system internally-developed by Quality King over 25 years that was customized to meet the needs of our pharmaceutical business. Our customized system provides decision support to assist in the selection, quantity and timing of our purchases by supplying the following information to our experienced buying team:

     - the historical sales and inventory patterns of our customers

     - current market prices

     - general supply information at various price levels

     - expectations with respect to price increases

     - expected carrying times and carrying costs.

     SUPPLIER RELATIONSHIPS. We believe that our suppliers view us as a valued customer. We have developed an extensive network of approximately 300 suppliers. We purchase products from over 100 major pharmaceutical manufacturers and from wholesale distributors. We maintain a regular dialogue with our suppliers to locate desired products at the lowest prices and to generate purchasing opportunities.

     We believe that our success in obtaining products at favorable prices from our suppliers is attributable primarily to the following factors:

     - our ability to commit significant capital quickly to any single purchase

     - our strong reputation and relationships with our customers, including retailers and wholesalers

     - our prompt payment practices

     - our ability to purchase in bulk quantities.

     In addition, to take advantage of market opportunities we often purchase products in excess of anticipated short-term customer demand, and then hold such products in inventory for a longer-than-average period of time. Overall, we usually select our purchases based on the most attractive combination of price, payment terms, selection, quantity, market demand, pricing trends and available supply.


     SALES AND MARKETING. We have a combined sales, marketing, order entry and customer service staff of 17 persons, including licensed pharmacists and other pharmaceutical industry professionals.


     All of our sales personnel have access to current inventory information which is generally updated with each order, allowing immediate order confirmation to customers and ensuring that ordered products are in stock for prompt shipment. Our management information system affords our customers access to current information relating to price and product availability. Customers may elect to receive this information in any one of a variety of formats, including on-line computer lists, computer diskettes, or magnetic tape, each of which are updated daily. Our customers can transmit orders electronically directly to our data processing system or by phone or purchase order.

     We designed our internal marketing programs to give our customers access to manufacturers' special price and promotional offerings to enable them to better plan inventory investments. We disseminate information on manufacturers' promotional programs to our direct sales representatives to give them a competitive advantage in customer interactions.

     Our sales personnel have access to a variety of management reports generated by our proprietary management information system. These reports are designed to demonstrate the savings that we generate for our customers. We believe that this information helps our customers validate the value of purchasing from us relative to other sources.

     CUSTOMER RELATIONSHIPS. We strive to be a valued supplier to our customers. Our fulfillment rate for the year ended October 31, 1999 was in excess of 99.5%. We currently sell to over 300 customers, including retail drugstore chains, traditional wholesale distributors, grocery chains and mass merchandisers, and pharmacy benefit managers. We maintain a regular dialogue with our customers to generate selling opportunities and to assist them in finding scarce products at low prices.

     The following table shows our net sales and sales mix by customer category for the periods indicated:


                                                 YEAR ENDED          YEAR ENDED
                                              OCTOBER 31, 1998    OCTOBER 31, 1999
                                              ----------------    ----------------
                                              NET SALES     %     NET SALES     %
                                              ---------    ---    ---------    ---
                                                     (DOLLARS IN MILLIONS)
Retail Chains...............................   $349.1       45%   $  381.9      38%
Distributors................................    328.7       43       481.7      47
Other, including Pharmacy Benefit
  Managers..................................     94.6       12       149.2      15
                                               ------      ---    --------     ---
          Total.............................   $772.4      100%   $1,012.8     100%
                                               ======      ===    ========     ===


     During the years ended October 31, 1998 and 1999, our 20 largest customers accounted for approximately 91% and 88%, respectively, of our net sales. McKessonHBOC Corporation, our largest customer during these past two fiscal years, accounted for approximately 25% of our net sales in the year ended October 31, 1998 and 1999. We believe that our 20 largest customers purchase less than 1% of their total purchases from us.

PRODUCTS

     We distribute branded and generic pharmaceutical products and medical/surgical products produced by a wide range of manufacturers. Our branded and generic pharmaceutical products include oral medications, injectible pharmaceuticals and vaccines. We carry approximately 5,000 stock keeping units, although we typically have only 2,000 stock keeping units in stock at any one time. We carry a selection of popular products at favorable prices.

     The following table shows our net sales and sales mix by product category for the periods indicated:

                                                 YEAR ENDED          YEAR ENDED
                                              OCTOBER 31, 1998    OCTOBER 31, 1999
                                              ----------------    ----------------
                                              NET SALES     %     NET SALES     %
                                              ---------    ---    ---------    ---
                                                     (DOLLARS IN MILLIONS)
Branded.....................................   $720.3       93%   $  933.8      92%
Generic.....................................     46.5        6        62.9       6
Medical/surgical and other..................      5.6        1        16.1       2
                                               ------      ---    --------     ---
          Total.............................   $772.4      100%   $1,012.8     100%
                                               ======      ===    ========     ===

FACILITIES

     Our approximately 71,000 square foot warehouse and distribution facility and corporate headquarters is located in Ronkonkoma, New York. We believe that centralizing our warehousing and distribution functions enables us to serve our customers in the most cost-effective manner. We ship most of our products to our customers by UPS.

     Efficient distribution of small orders is made possible through extensive computerization and modern warehouse techniques. These include computerized warehouse product location, routing and inventory replenishment systems, bar code technology, mechanized order selection and efficient truck loading and routing.

     We sublease our warehouse and distribution facility and corporate headquarters from Quality King. Quality King subleases the property from Nussdorf Associates, a real estate partnership controlled by our controlling stockholders. Title to the property is held by the Town of Islip Industrial Development Agency, subject to mortgages securing outstanding industrial revenue bonds. Our sublease expires December 2004. See "Related Party
Transactions -- Agreements with Quality King" for a description of the terms of our sublease.

     We consider our facilities to be adequate for our present and foreseeable needs and believe that we have the ability to expand our space in order to meet our needs for the future.

MANAGEMENT INFORMATION SYSTEMS

     We use a management information system that was originally developed by Quality King and subsequently modified to meet the needs of our pharmaceutical business. We use the system to increase efficiency, assist in procurement decisions, improve customer access to information, decrease the time and labor cost of receiving orders and improve the speed with which inventory is received, stocked and monitored. The information system is intended to provide seamless, integrated tracking of customer order entry, purchasing, restocking and invoice preparation. We own the software utilized by this system and Quality King owns the hardware.

     Quality King uses the IBM AS400 model S20 as its primary computer system. This system supports over 700 local and remote users, including our sales offices. The AS400 also runs a PC server running IBM's LAN 400 with approximately 60 personal computers attached.

     All of the software running on the AS400, with the exception of the operating system, was developed in-house and customized for the specific needs of Quality King and its divisions. The software applications include accounts payable, accounts receivable, order entry, electronic data interchange, inventory control, purchasing, sales, imaging, integrated faxing, E-mail, routing and satellite fleet communications. Currently we have approximately 20 electronic data interchange trading partners. An internet web site, available to our authorized customers, provides company information and the ability to enter charge card orders. These orders are uploaded to the AS400 for processing using industry standard X12 EDI files.

     The system provides sub-second response time. It is currently at 50% capacity and is expected to meet our needs for several more years. We believe we have significant ability to add capacity to the system in order to meet our needs for the future.

     Quality King provides computer and warehouse management and consulting services to us pursuant to a support services arrangement. See "Related Party Transactions -- Agreements with Quality King" for a discussion of this agreement.

COMPETITION

     Our business is highly competitive. Our principal competitors include national and regional wholesale distributors and manufacturers, many of which have or may obtain significantly greater financial and marketing resources than us. The five largest national pharmaceutical wholesale distributors are McKessonHBOC Corporation, Cardinal Health, Inc., Bergen Brunswig Corporation, AmeriSource Health Corporation and Bindley Western Industries. We compete primarily on the basis of price and product availability.

GOVERNMENT REGULATION

     Our business is subject to regulation under the Federal Food, Drug and Cosmetic Act, the Prescription Drug Marketing Act, the Controlled Substances Act, and state laws applicable to the distribution of pharmaceutical products and controlled substances.

     The Federal Food, Drug and Cosmetic Act generally regulates such matters as the handling, packaging, storage, and labeling of drugs and cosmetics. The Prescription Drug Marketing Act, which amended the Federal Food, Drug and Cosmetic Act, establishes requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be licensed in accordance with federally established guidelines on storage, handling, and records maintenance by each state in which they conduct business. In addition, because some of the drugs that we handle are regulated under the Controlled Substances Act (for example, those containing narcotics such as codeine or certain stimulant or depressant medications), we also are subject to the applicable provisions of the Prescription Drug Marketing Act, including specific labeling, packaging and recordkeeping requirements and the obligation to register with the federal government as a distributor of controlled substances. Finally, we are required to maintain licenses and permits for the distribution of pharmaceutical products and controlled substances under the laws of each state in which we operate.

     We believe that we are in compliance in all material respects with all federal and state laws and regulations applicable to our business and possess all material permits and licenses required for the conduct of our business. However, federal and state regulations are subject to change. We cannot predict what impact, if any, such changes might have on our business.

EMPLOYEES


     As of March 31, 2000, we had approximately 101 employees, of which 17 were employed in sales and purchasing positions, 31 were employed in administrative and clerical positions, and 53 were employed at our warehouse and distribution facility. In addition, 24 employees of Quality King provide services to us as well as Quality King pursuant to a support services agreement. See "Related Party Transactions -- Agreements with Quality King."


     We are party to a collective bargaining agreement expiring August 3, 2002 with the United Food Commercial Workers Union (AFL-CIO) covering all of our warehouse employees. We have never experienced a work stoppage, strike, or other interruption in our business as a result of a labor dispute, and believe our employee relations to be good.

LEGAL PROCEEDINGS

     We are a party from time to time to various legal proceedings in the ordinary course of our business. There are no pending legal proceedings which have had or which management expects will have a material adverse effect upon our business, financial condition or results of operations. Quality King has agreed to indemnify us for any liabilities, including litigation costs or damages, arising prior to the Reorganization. See "Related Party
Transactions -- Agreements with Quality King."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows certain information concerning our current directors and executive officers. Effective upon consummation of this offering, Dennis Erani and Brian Finn, neither of whom is currently an officer or otherwise affiliated with us, will become members of our board of directors.


                NAME                  AGE               POSITION(S)
                ----                  ---               -----------
Glenn Nussdorf......................  45    Chairman of the Board, Chief
                                            Executive Officer and Director
Michael Sosnowik....................  43    President and Director
Michael Katz........................  52    Executive Vice President, Chief
                                              Financial Officer and Treasurer
Salvatore LaDuca....................  37    Senior Vice President, Purchasing
Michael Ross........................  46    Senior Vice President, Sales and
                                              Marketing
Dennis Barkey.......................  44    Senior Vice President, Chief
                                            Accounting Officer
Arlene Nussdorf.....................  36    Director
Stephen Nussdorf....................  49    Director
Dennis Erani........................  56    Director -- Nominee
Brian Finn..........................  39    Director -- Nominee


     Information with respect to the business experience and affiliations of our directors, nominees for directors and executive officers is summarized below.

     Mr. Glenn Nussdorf became our Chairman of the Board, Chief Executive Officer and Director upon consummation of the Reorganization. Mr. Nussdorf joined Quality King in 1970 and served Quality King in various capacities. From 1994 until 1996 he was Senior Vice President of Quality King. Since 1996 he has served as President and Chief Executive Officer of Quality King, primarily responsible for supervising purchasing and sales of all divisions, including pharmaceutical, and designing and implementing the business strategy that emphasized fostering the growth and expansion of the pharmaceutical division. Upon consummation of the Reorganization, Mr. Nussdorf became Chairman of the Board of Quality King and resigned as President and Chief Executive Officer of Quality King. Mr. Nussdorf expects to devote approximately 90% of his time to us, primarily directing management, designing and implementing business strategy and supervising purchasing and sales. Mr. Nussdorf also serves on the Board of Directors of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Mr. Nussdorf is the brother of Stephen and Arlene Nussdorf.

     Mr. Michael Sosnowik became our President and Director upon consummation of the Reorganization. Mr. Sosnowik joined Quality King in 1995 as Vice President and served as President of its pharmaceutical division from 1996 until the Reorganization. His responsibilities included directing marketing, sales and purchasing and assuring that all quality standards in the division were maintained. Mr. Sosnowik will have primarily the same responsibilities with us. Prior to joining Quality King, Mr. Sosnowik was the Executive Vice President of Choice Drug Systems, responsible for overseeing the operations of long-term care and correctional institution pharmacies. Mr. Sosnowik is a licensed pharmacist and member of the American Pharmaceutical Association, the Association of Managed Care Pharmacists, the National Association of Chain Drug Stores, the National Wholesale Druggists' Association and the Academy of Managed Care Pharmacists.

     Mr. Michael Katz became our Executive Vice President, Chief Financial Officer and Treasurer upon consummation of the Reorganization. Mr. Katz joined Quality King in 1991 and served in various capacities, primarily responsible for overseeing administration, finance and trucking. From 1994 until 1996 he was Senior Vice President of Quality King. From 1996 until the Reorganization he served as Executive Vice President of Quality King. Mr. Katz has participated in the design and implementation of the business strategy which has fostered the growth of the pharmaceutical division with particular emphasis on administration and finance. In addition, he served in the Office of the Chief Executive from September 1996 until the Reorganization and is a Director of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Mr. Katz is a Certified Public Accountant in the State of New York and is a member of the American Institute of Certified Public Accountants and the Institute of Management Accountants.

     Mr. Salvatore LaDuca became our Senior Vice President, Purchasing upon consummation of the Reorganization. Mr. LaDuca joined Quality King in 1980 and served Quality King in various capacities. Mr. LaDuca was instrumental in developing the inventory management department at Quality King and designing and developing the automated systems and analysis tools which are the framework for many of the sophisticated programs utilized in our management information system. Mr. LaDuca was the Director of the health and beauty care division of Quality King from 1989 until 1997. From 1997 until the Reorganization he was the Director of Purchasing of the pharmaceutical division.

     Mr. Michael Ross became our Senior Vice President, Sales and Marketing upon consummation of the Reorganization. Mr. Ross joined Quality King in 1977 and was primarily involved in marketing and sales. From 1994 until the Reorganization he served as Vice President of Sales, primarily responsible for all marketing efforts, key account relationships and designing and coordinating major corporate sales programs. Mr. Ross is a member of the National Association of Chain Drug Stores, the General Merchandise Distributors Council and the National Wholesale Druggists' Association.


     Mr. Dennis Barkey became our Senior Vice President, Chief Accounting Officer upon the consummation of the Reorganization. Mr. Barkey joined Quality King in 1990 as Chief Financial Officer with primary responsibilities in the areas of accounting, budgeting, financial planning and cash management. Prior to joining Quality King, Mr. Barkey served as an Audit Manager for Margolin, Winer & Evens, a public accounting firm. Mr. Barkey is a Certified Public Accountant in the State of New York, a Certified Financial Planner and a member of the American Institute of Certified Public Accountants.


     Ms. Arlene Nussdorf became a director upon the consummation of the Reorganization. Ms. Nussdorf joined Quality King in 1989 and is a Senior Vice President of Quality King with experience in the purchasing, sales and distribution of grocery and health and beauty care products. Ms. Nussdorf is primarily responsible for the growth of the grocery division of Quality King. Ms. Nussdorf is the sister of Glenn and Stephen Nussdorf.

     Mr. Stephen Nussdorf became a director upon consummation of the Reorganization. Mr. Nussdorf joined Quality King in 1972 and has served Quality King in various capacities in all divisions of its business. Mr. Nussdorf presently also serves in the Office of

The Chief Executive and as a Director of Model Reorg, Inc., an affiliate of Quality King in the business of distributing designer fragrances. Upon consummation of the Reorganization, Mr. Nussdorf will assume the responsibilities of President and Chief Executive Officer of the health and beauty care division of Quality King. Mr. Nussdorf is the brother of Glenn and Arlene Nussdorf.

     Mr. Dennis Erani will become a director upon consummation of this offering. Mr. Erani is an equity owner in and the Executive Vice President and General Merchandise Manager of A&E Stores, Inc. In this capacity, he is responsible for supervising all purchasing and store operations for this 69-store chain.

     Mr. Brian Finn will become a director upon consummation of this offering. Since 1997, Mr. Finn has been a Principal in Clayton Dubilier & Rice, Inc., a private investment firm. From 1991 to 1997 Mr. Finn was a Managing Director at the investment banking firm of Credit Suisse First Boston and was promoted to Co-Head of Mergers and Acquisitions during that period. He currently serves as a director of U.S. Office Products Company, Dynatech Corporation, iShip.Com and Telemundo Holdings, Inc. Mr. Finn holds a degree from the Wharton School of the University of Pennsylvania and presently serves on the Wharton Undergraduate Executive Board.

TERM OF EXECUTIVE OFFICERS AND DIRECTORS

     Upon consummation of this offering, the number of members of our board of directors will be increased from four to six, and Messrs. Erani and Finn will be elected directors by the board of directors. In addition, our board of directors will be divided into three classes, with two directors in each class. The term of Class I directors, composed of Mr. Finn and Stephen Nussdorf, expires in 2000; the term of Class II directors, composed of Mr. Sosnowik and Ms. Nussdorf, expires in 2001; and the term of Class III directors, composed of Mr. Erani and Glenn Nussdorf, expires in 2002. Thereafter, each director will serve for a term of three years. Directors hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by the board of directors and serve at the discretion of the board.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established, effective upon consummation of this offering, an audit committee, the members of which will be Messrs. Erani and Finn, and a compensation committee, the members of which will also be Messrs. Erani and Finn. The audit committee will oversee actions taken by our independent auditors and review our internal audit controls and procedures. The compensation committee will review and approve the compensation of our officers and management personnel and administer our employee benefit plans. We also adopted a policy that, following this offering, all future material agreements between us and Quality King or its other affiliates, including our controlling stockholders and their family members, will be reviewed and passed on for fairness by a committee of our board of directors comprised of independent directors.

DIRECTORS' COMPENSATION

     Directors who are not executive officers will receive an annual fee of $20,000 and $1,000 for each board meeting they attend and $500 for each committee meeting they attend which is not held on the same day as a board meeting. Directors will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees.

COMPENSATION OF EXECUTIVE OFFICERS

     ANNUAL COMPENSATION. The following table shows certain information concerning the annual compensation paid or to be paid to our five most highly paid executive officers whose cash compensation exceeded $100,000 and other employees for services rendered in all capacities during the year ended October 31, 1999:

                           SUMMARY COMPENSATION TABLE


           NAME AND PRINCIPAL POSITION             YEAR    SALARY(1)    BONUS(2)
           ---------------------------             ----    ---------    --------
Glenn Nussdorf...................................  1999    $400,027           --
  Chief Executive Officer
Michael Sosnowik.................................  1999    $749,996     $585,550
  President
Michael Katz.....................................  1999    $ 97,923           --
  Executive Vice President, Chief Financial
  Officer and Treasurer
Salvatore LaDuca.................................  1999    $528,821           --
  Senior Vice President, Purchasing
Michael Ross.....................................  1999    $353,912           --
  Senior Vice President, Sales and Marketing


-------------------------

(1) Messrs. Sosnowik and LaDuca performed services solely for the pharmaceutical division of Quality King prior to the Reorganization. Their compensation represents the entire compensation they received for the year ended October 31, 1999. Prior to the Reorganization, Messrs. Nussdorf, Katz and Ross performed services for various divisions of Quality King. Salaries were allocated to the various divisions for these executives. The aggregated salaries for Messrs. Nussdorf, Katz and Ross for the year ended October 31, 1999 were $500,032, $269,240 and $793,526, respectively. After the consummation of the offering, we will bear the entire compensation expense of these officers.

(2) All bonuses are discretionary and are included in the period earned.

     STOCK OPTION PLAN. Pursuant to our stock option plan, employees and other persons who perform services for us are eligible to receive incentive stock options (as defined in Section 422 of the Internal Revenue Code) and stock options that do not qualify as incentive stock options, which are known as non-qualified stock options. Our stock option plan authorizes the grant of options with respect to a maximum of 4,900,000 shares of our common stock. If any shares covered by an option granted under our stock option plan are forfeited or if an option expires, terminates or is canceled for any reason whatsoever, then those shares will again be available for grant under our plan.

     Stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with the rules prescribed by
Section 422 of the Internal Revenue Code. Payment in respect of the exercise of an option granted under our stock option plan may be made in cash or its equivalent, or by exchanging shares of our common stock owned by the optionee for at least six months or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us as of the date of tender is at least equal to the aggregate exercise price of the option. No stock options may be granted under the stock option plan after October 31, 2009.

     Following this offering, the stock option plan will be administered by the compensation committee. Subject to the provisions of the stock option plan, the compensation committee will have the authority, among other things, to determine the individuals to whom awards are to be granted and the terms and conditions of such awards, including the number of shares to be covered by such awards and the exercise price of stock options.

     The compensation committee may amend, suspend, discontinue, or terminate our stock option plan at any time, subject to stockholder approval if necessary to comply with any tax or other regulatory requirement. If our stock option plan is terminated, any unexercised option will continue to be exercisable except in the case of a change of control. The plan and all unexercised options terminate upon a change in control unless other provisions are made.

     STOCK OPTION AWARDS TO DATE. We granted stock options to purchase an aggregate of 3,930,000 shares of our common stock to our employees under our stock option plan as of the effective date of this offering, including Messrs. Sosnowik, Katz, LaDuca and Ross. These options, which include noncompetition agreements, were granted on the following terms:

     - Incentive and non-qualified stock options to purchase 230,000 shares at an exercise price equal to the initial offering price of the shares in this offering will vest in four equal annual installments and will be exercisable for 10 years

     - Incentive stock options to purchase 425,000 shares at an exercise price equal to the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below

     - Non-qualified stock options to purchase 2,550,000 shares at an exercise price $5.00 less than the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below

     - Non-qualified stock options to purchase 725,000 shares at an exercise price equal to the initial offering price of the shares in this offering will be fully vested and exercisable for 10 years but the shares acquired upon exercise will be subject to various restrictions on resale of the shares as described below.

     Since the exercise price of 2,550,000 of the non-qualified stock options is below the initial offering price of the stock being sold in this offering, we will be required to incur a net charge of $7,650,000 against our earnings in the first quarter following this offering.

     The option agreements provide that any shares acquired upon exercise of the fully vested options may not be resold for 39 months following the date of grant except as follows:

     - Up to 10% of the total number of shares underlying the options may be sold each quarter commencing with the 24th month after the date of grant

     - If we file a registration statement with respect to any shares owned by our controlling stockholders, each of the option holders will have the right to sell the same percentage of their option shares as the selling stockholders are selling of their shares of our common stock under the registration statement

     - If the option holder dies or becomes disabled, is terminated without cause or if there is a change of control of our company, all restrictions on resale of the shares issued upon exercise of the holder's options terminate as of the date of the applicable event

     - If we file a registration statement with respect to shares to be sold by us within 36 months of the offering, each of the option holders will have the right to sell up to 25% of their initial shares of our common stock under the registration statement


EMPLOYMENT AGREEMENT


     Mr. Sosnowik has entered into a four-year employment agreement with us which commences on the effective date of this offering. The agreement provides for a base salary of $650,000 and the grant for past services of (i) a non-qualified stock option to purchase 1,000,000 shares of our common stock at an exercise price $5.00 less than the initial offering price of the shares sold in this offering; (ii) a non-qualified stock option to purchase 235,000 shares of our common stock at an exercise price equal to the initial offering price of the shares sold in this offering; and (iii) an incentive stock option to purchase 65,000 shares of our common stock at an exercise price equal to the initial offering price of the shares sold in this offering. See "Stock Option Awards to Date" above for a description of these options.

     Mr. Sosnowik is restricted from competing with us during the term of the agreement and for one year after its termination and is prohibited from disclosing confidential information regarding us. If Mr. Sosnowik resigns or we terminate his employment for cause, he is entitled to receive his salary accrued through the date of termination. If we terminate him without cause, he is entitled to receive his salary through the fourth anniversary of the effective date of this offering. In the event of his death, we will pay his accrued salary through the last day of the month in which he dies.

                           RELATED PARTY TRANSACTIONS

REORGANIZATION AND S CORPORATION DISTRIBUTION

     In connection with the Reorganization, Quality King transferred its pharmaceutical business to QK Healthcare, Inc., a newly-formed S corporation, and the common stock of QK Healthcare was distributed to our controlling stockholders. As a result of the Reorganization, we now conduct the pharmaceutical business independently from Quality King with our own employees. However, Quality King provides computer and warehouse management and consulting services to us pursuant to the support services agreement described below.


     In connection with the reorganization and this offering, we declared a dividend to our controlling stockholders of $110 million. We paid the dividend to our controlling stockholders in the form of promissory notes. The promissory notes mature in 2006 and require the mandatory prepayment of $60 million upon consummation of this offering. In addition, if the underwriters exercise their option to purchase additional shares in the offering, the promissory notes require the mandatory prepayment of the first $20 million from the proceeds of the exercise of the option. The promissory notes bear interest at an annual rate of 8 1/2%. A portion of the proceeds from this offering will be used to prepay $60 million of these promissory notes (up to $80 million if the underwriters' option to purchase additional shares in the offering is exercised). The balance of the promissory notes will be payable in equal quarterly installments commencing June 30, 2001. For more information relating to the Distribution, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- History and Reorganization" and Note 12(a) of the Notes to the Financial Statements.


AGREEMENTS WITH QUALITY KING

     In connection with the Reorganization, we entered into the agreements described below with Quality King. We also adopted a policy that, following this offering, all future material agreements between us and Quality King or its other affiliates, including our controlling stockholders and their family members, will be reviewed and passed on for fairness by a committee of the Board of Directors comprised of independent directors.

     INDEMNIFICATION, NONCOMPETITION AND TAX COOPERATION AGREEMENT. We entered into an agreement with Quality King and Pro's Choice Beauty Care, Inc., another entity formed in connection with the Reorganization to which Quality King transferred its assets relating to its haircare business. Under this agreement, Quality King will indemnify us for any losses arising prior to the Reorganization, regardless of the division to which the liability relates. Any liabilities arising after the Reorganization will be borne by the entity to whose business the liability relates. To our knowledge, there are no such liabilities existing at this time.

     We also agreed with Quality King and Pro's Choice under this agreement not to compete with each other's businesses in the United States for five years and to cooperate with each other in supplying any information that may be requested in connection with the preparation and filing of tax returns or audits.

     SUPPORT SERVICES AGREEMENT. We also entered into a support services agreement with Quality King. This agreement is for five years, subject to renewal. After this offering, Quality King will continue to provide all of the computer and warehouse management and consulting services it provided to us prior to the Reorganization. We will pay Quality King a fee equal to 0.065% of our net sales for such services, which amount will be payable quarterly based on the prior quarter's net sales. We calculated this fee based on the historical relationship between the number of transactions processed and net sales. This agreement may be terminated by us upon 180 days notice. Quality King has no right to terminate during the first five years and after that period may terminate the agreement only upon 365 days notice.

     This agreement also provides that Quality King will pay us a commission of 1% of any net sales of Quality King or any of its affiliates other than us which arise due to the sales services of one of our officers.

     SUBLEASE. In connection with the Reorganization, we entered into a five-year sublease agreement with Quality King for our 71,000 square foot warehouse and distribution facility and corporate headquarters located in Ronkonkoma, New York. Under the terms of this sublease, we will pay $33,689 per month in rent, plus increases in real estate taxes. We are also required to pay 36.5% of all increases in charges after the commencement date of the sublease. If we terminate the sublease, we must pay a termination fee of $101,067. Quality King leases this site from Nussdorf Associates, a partnership controlled by our controlling stockholders.

REGISTRATION RIGHTS

     CONTROLLING STOCKHOLDERS. The controlling stockholders have been granted registration rights with respect to the common stock held by them. Subject to timing, size and other limitations, the controlling stockholders have the right to require us to register their common stock for sale under the Securities Act on up to five occasions, but not more than once every six months. The controlling stockholders also have the right to include their shares in other registration statements filed by us. We are required to pay expenses other than underwriting discounts and commissions incurred by us in connection with these registrations. In connection with such registrations, we will indemnify the controlling stockholders against various liabilities, including liabilities under the Securities Act.

     OPTION HOLDERS. Under our existing option agreements with members of management, the option holders have the right to join in any registration statement filed by us in which any of our controlling stockholders are selling our common stock. Each option holder may register and sell up to the same percentage of such option holder's aggregate number of shares held or then issuable upon exercise of his options as is then being sold by the controlling stockholders. In addition, the option holders have the right to sell up to 25% of their initial shares under any registration statement filed by us with respect to shares to be sold by us within 36 months of the offering. We are required to pay expenses other than underwriting discounts and commissions incurred by us in connection with these registrations. In connection with such registrations, we will indemnify the option holders against various liabilities, including liabilities under the Securities Act.

TRANSACTIONS WITH AFFILIATES

     We have a freight-forwarding and paying agent arrangement with Quality Consolidators, Inc., a company controlled by our controlling stockholders. We pay a monthly fee of approximately $30,000 for these services.

                             PRINCIPAL STOCKHOLDERS

     The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock as of the date of the Reorganization for:

     - each person or group who beneficially owns more than 5% of the common stock

     - our chief executive officer

     - each person named in the Summary Compensation Table above

     - each of our directors and nominees for directors

     - all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options, but are not deemed outstanding for computing the percentage of any other person. Applicable percentage ownership in the following table is based on 23,000,000 shares of common stock outstanding before the offering and 36,400,000 shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o QK Healthcare, Inc., 2060 Ninth Avenue, Ronkonkoma, NY 11779.

                                                                         PERCENTAGE OF
                                                                          OUTSTANDING
                                                 SHARES ISSUABLE             SHARES
                                OUTSTANDING    PURSUANT TO OPTIONS   ----------------------
                                 SHARES OF     EXERCISABLE WITHIN    BEFORE THE   AFTER THE
NAME                            COMMON STOCK         60 DAYS          OFFERING    OFFERING
----                            ------------   -------------------   ----------   ---------
Glenn Nussdorf Trust dated
  November 1, 1998(1).........    3,833,333                --           16.67%      10.53%
Glenn Nussdorf Trust dated
  November 2, 1998(1).........    3,833,333                --           16.67%      10.53%
Stephen Nussdorf Trust dated
  November 1, 1998(1).........    3,833,333                --           16.67%      10.53%
Stephen Nussdorf Trust dated
  November 2, 1998(1).........    3,833,333                --           16.67%      10.53%
Arlene Nussdorf Trust dated
  November 1, 1998(1).........    3,833,333                --           16.67%      10.53%
Arlene Nussdorf Trust dated
  November 2, 1998(1).........    3,833,333                --           16.67%      10.53%

                                                                         PERCENTAGE OF
                                                                          OUTSTANDING
                                                 SHARES ISSUABLE             SHARES
                                OUTSTANDING    PURSUANT TO OPTIONS   ----------------------
                                 SHARES OF     EXERCISABLE WITHIN    BEFORE THE   AFTER THE
NAME                            COMMON STOCK         60 DAYS          OFFERING    OFFERING
----                            ------------   -------------------   ----------   ---------
Glenn Nussdorf(1).............   23,000,000                --             100%      63.19%
Michael Sosnowik..............           --         1,300,000              --        3.45%
Michael Katz..................           --           300,000              --        *
Salvatore LaDuca..............           --           600,000              --        1.62%
Michael Ross..................           --           600,000              --        1.62%
Stephen Nussdorf(1)...........   23,000,000                --             100%      63.19%
Arlene Nussdorf(1)............   23,000,000                --             100%      63.19%
Dennis Erani..................           --                --              --          --
Brian Finn....................           --                --              --          --
All directors and executive
  officers as a group (8
  persons)....................   23,000,000         2,950,000             100%      65.95%

-------------------------

  *  Less than 1%

 (1) Stephen and Arlene Nussdorf are co-trustees under each of the Glenn Nussdorf Trusts dated November 1, 1998 and November 2, 1998; Glenn and Arlene Nussdorf are co-trustees under each of the Stephen Nussdorf Trusts dated November 1, 1998 and November 2, 1998; and Glenn and Stephen Nussdorf are co-trustees under each of the Arlene Nussdorf Trusts dated November 1, 1998 and November 2, 1998. As a result, each of the co-trustees has shared investment power over these shares and is therefore deemed to have shared beneficial ownership of all of these shares.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock currently consists of 100 million shares of common stock and 20 million shares of preferred stock. After consummation of the Reorganization and this offering, we will have 36.4 million shares of common stock and no preferred stock outstanding.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in the offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

PREFERRED STOCK

     The preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. We have no present plans to issue any shares of preferred stock.

     Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

CERTAIN CERTIFICATE OF INCORPORATION, BY-LAW AND STATUTORY PROVISIONS

     The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

     DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS. Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

     - for any breach of the duty of loyalty

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law

     - for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions)

     - for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws. In addition, our by-laws provide that we indemnify each director and such officers, employees, and agents as the board of directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

     CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The stockholders may not amend or repeal this provision except upon the affirmative vote of holders of not less than 75% of the outstanding shares of capital stock entitled to vote thereon. Holders of a majority of the outstanding shares of capital stock entitled to vote with respect to an election of directors may remove directors only for cause. Vacancies on the board of directors may be filled only by the remaining directors and not by our stockholders. Our classified board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders would be necessary for stockholders to effect such a change.

     SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation provides that special meetings of stockholders may be called only by the chairman or by a majority of the members of the board of directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that the board of directors request the calling of a special meeting of stockholders.

     AMENDMENT OF CERTAIN PROVISIONS. Our certificate of incorporation generally requires the affirmative vote of the holders of at least 75% of our outstanding voting stock in order to amend its provisions, including any provisions concerning

     - the classified board

     - the amendment of our by-laws

     - any proposed compromise or arrangement between us and our creditors

     - the liability of directors

     - the required vote to amend the certificate of incorporation.

The requirement for approval by at least a 75% shareholder vote will enable the holders of a minority of the voting securities to prevent the holders of a majority or more of such securities from amending these provisions of the certificate of incorporation. After giving effect to the offering, the existing stockholders will hold in the aggregate approximately 63% (60% if the underwriters' option to purchase additional shares in the offering is exercised in full) of the voting power. As a result, if two or more of those persons act in unison, they would have the ability to impede the amendment of any such provision.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our by-laws establish an advance notice procedures for

     - stockholders to nominate candidates for election as director

     - stockholders to propose topics at stockholders' meetings.

     Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our principal executive offices not less than 90 days prior to the anniversary of the release of our proxy statement to stockholders for the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within 30 days of the anniversary date of the prior year's meeting, the notice must be received not later than the tenth day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not later than the tenth day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

     AMENDMENT TO BY-LAWS PROVISIONS. Our certificate of incorporation provides that our by-laws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of directors or (b) the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock. The 75% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the by-laws. After giving effect to the offering, the existing stockholders will hold in the aggregate approximately 63% of the outstanding voting power (60% if the underwriters' option to purchase additional shares in the offering is exercised in full). Accordingly, if two or more of those persons act in unison, they would have the ability to impede the amendment of the by-laws.

     ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Our certificate of incorporation and by-law provisions and Delaware law could diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock that could result from takeover attempts. In addition, our certificate of incorporation allows our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change of control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any preferred stock. The provisions of our certificate of incorporation and by-laws, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition of, our business. These provisions, which may be in the best interests of all our stockholders, could limit the price that investors might be willing to pay in the future for shares of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer and Trust Company. Its telephone number is (212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have outstanding 36,400,000 shares of common stock (38,410,000 shares if the underwriters' option to purchase additional shares in the offering is exercised in full). Of these shares, the 13,400,000 shares sold in the offering (15,410,000 shares if the underwriters' option to purchase additional shares is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the company, which will be subject to the limitations of Rule 144 under the Securities Act. The remaining outstanding shares of common stock (the "Restricted Shares") will be "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. In addition, we and the controlling stockholders, directors and executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any common stock or any securities convertible into or exchangeable for common stock for a period of 360 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

     Immediately following this offering, the controlling stockholders will own 23,000,000 Restricted Shares, representing approximately 63% (60% if the underwriters' option to purchase additional shares in the offering is exercised in full) of the then outstanding shares of common stock. In addition, options to acquire 3,930,000 shares of common stock were granted prior to the consummation of the offering. We intend to register under the Securities Act all of the shares of the common stock issuable upon exercise of stock options granted or to be granted under the stock option plan, which will allow such shares, other than those held by members of management who are deemed to be "affiliates", to be eligible for resale under the Securities Act without restriction or further registration upon issuance to participants.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned Restricted Shares for at least one year, including "affiliates", would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% percent of the then outstanding shares of the common stock (approximately 364,000 shares immediately after the offering) or

     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

     Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements, and the availability of current public information about us. Under Rule 144, however, a person (or persons whose shares must be aggregated) who has held Restricted Shares for a minimum of two years and who is not, and for three months prior to the sale of such shares has not been, an affiliate is free to sell such shares without regard to the volume, manner-of-sale, and other limitations contained in Rule 144. As defined in Rule 144 under the Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, is controlled by or is under common control with such issuer.

     Prior to the offering, there has been no established market for the common stock and no predictions can be made about the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of the common stock in the public market, or the perception that such sales may occur, may have an adverse impact on the market price for the common stock.

     See "Related Party Transactions -- Registration Rights" for a description of the registration rights of our controlling stockholders and option holders.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an agreement among us and the underwriters, each of the underwriters named below, for whom Lehman Brothers Inc., Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

                                                             NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                 ----------
Lehman Brothers Inc........................................
Credit Suisse First Boston Corporation.....................
Salomon Smith Barney Inc. .................................

                                                             ----------
     Total.................................................  13,400,000
                                                             ==========

     The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if the underwriters purchase any of the shares of common stock under the underwriting agreement, then they must purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties we make to the underwriters are true, that there is no material change in the financial markets and that we deliver customary closing documents to the underwriters.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus and at that price less a concession not in excess of $     per share
of common stock to other dealers. The underwriters may allow, and these dealers
may reallow, concessions not in excess of $     per share of common stock to
brokers and dealers. After the offering, the underwriters may change the offering price, concessions and other selling terms. The common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

     We have granted a 30-day option to the underwriters to purchase up to an aggregate of 2,010,000 additional shares of common stock exercisable at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the option, to sell those shares of common stock to the underwriters. The underwriters may purchase these shares only to cover over-allotments made in connection with the offering.

     The underwriting agreement provides that we and our controlling stockholders will indemnify the underwriters against certain liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect of these liabilities.

     All of our directors, executive officers and controlling stockholders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of common stock, or any securities which may be converted into or exchanged for shares of common stock, subject to exceptions, for a period of 360 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc.

     In addition, we have agreed that for a period of 360 days after the date of this prospectus we will not, without the prior written consent of Lehman Brothers Inc., offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for shares of common stock, except for the shares of common stock offered in this offering and the shares issued and options granted pursuant to our stock option plan or to newly-hired management level employees.

     Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors considered in such negotiations will be the following:

     - our results of operations in recent periods

     - estimates of our business potential and earnings prospects and the industry in which we compete

     - an overall assessment of our management

     - the general state of the securities markets at the time of the offering

     - the prices of similar securities of generally comparable companies.

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "KRX." However, we cannot assure you that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information relating to this offering to its brokerage customers, by way of outgoing emails, pager messages, and postings on Fidelity's Internet web pages. A copy of the preliminary prospectus in electronic format will be made available on the Internet website hosted by Fidelity, which is accessible to all Fidelity brokerage customers. All final prospectuses will be delivered to Fidelity brokerage customers by regular mail. Brokerage customers of Fidelity may not place indications of interest, orders and confirmations by online means and such customer transactions are only made possible by telephone conversations with Fidelity representatives.

     Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the shares. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the shares.

     The underwriters may create a short position in the shares in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing shares in the open market. The representatives also may elect to reduce any short position by exercising all or part of the underwriters' option to purchase additional shares.

     The representatives may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of the shares, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage purchasers in an offering from reselling their shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Edwards & Angell, LLP (a limited liability partnership including professional corporations), New York, New York, will pass upon the validity of the common stock and other legal matters related to the offering for us. Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, will pass upon legal matters relating to the offering for the underwriters.

                                    EXPERTS

     The financial statements and schedules as of October 31, 1999 and 1998 and for the three years ended October 31, 1999 included in this prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their reports appearing in this prospectus and elsewhere in the registration statement and have been included in reliance upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all the information set forth in the registration statement and the schedules and exhibits to the registration statement. For more information with respect to us and our common stock, we refer you to the registration statement and to the schedules and exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the SEC's principal office in Washington, DC, and copies of all or any part of the registration statement may be obtained from the public reference section of the SEC at 450 Fifth Street, NW, Washington, DC 20549 upon payment of fees prescribed by the SEC. In addition, the SEC maintains a web site that contains reports, proxy statements, information statements and other information that is filed electronically with the SEC. The web site can be accessed at http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330.

     Information contained on our website does not constitute part of this prospectus.

     Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic and other reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent certified public accountants.

                         INDEX TO FINANCIAL STATEMENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........   F-2
FINANCIAL STATEMENTS:
  Balance sheets -- October 31, 1998 and 1999 and January
     31, 2000...............................................   F-3
  Statements of operations for the years ended October 31,
     1997, 1998 and 1999 and for the three months ended
     January 31, 1999 and 2000..............................   F-4
  Statements of stockholders' equity for the years ended
     October 31, 1997, 1998 and 1999 and for the three
     months ended January 31, 1999 and 2000.................   F-5
  Statements of cash flows for the years ended October 31,
     1997, 1998 and 1999 and for the three months ended
     January 31, 1999 and 2000..............................   F-6
  Notes to financial statements.............................   F-7

[THE FOLLOWING REPORT IS IN THE FORM THAT WILL BE SIGNED PRIOR TO EFFECTIVENESS
       OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
QK Healthcare, Inc.
Ronkonkoma, New York

     We have audited the accompanying balance sheets of QK Healthcare, Inc. as of October 31, 1998 and 1999 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QK Healthcare, Inc. as of October 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.

                                                BDO SEIDMAN, LLP
New York, New York
January 5, 2000,
except for the reorganization
discussed in Note 1(a), which is
as of           , 2000

                              QK HEALTHCARE, INC.


                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         PRO FORMA(1)
                                         OCTOBER 31,                     ------------
                                     -------------------   JANUARY 31,   JANUARY 31,
                                       1998       1999        2000           2000
                                     --------   --------   -----------   ------------
                                                           (UNAUDITED)   (UNAUDITED)
ASSETS
CURRENT:
  Cash and cash equivalents........  $     --   $     --    $      --
  Accounts receivable, net of
     allowance for possible losses
     of $863 and $1,071............    83,937    107,605      115,885
  Inventories......................   189,703    279,067      305,763
  Advances to suppliers for future
     purchases.....................       796      1,148        2,222
  Prepaid expenses and other
     current assets................       454      3,845        6,369
                                     --------   --------    ---------
     TOTAL CURRENT ASSETS..........   274,890    391,665      430,239
  Property and equipment, less
     accumulated depreciation and
     amortization..................        --        256          360
                                     --------   --------    ---------
                                     $274,890   $391,921    $ 430,599
                                     ========   ========    =========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
CURRENT:
  Advances from Quality King --
     related party.................  $241,910   $268,349    $ 292,994
  Accounts payable.................    31,561    119,719      133,961
  Accrued expenses and other.......     1,396      3,830        3,621
                                     --------   --------    ---------
     TOTAL CURRENT LIABILITIES.....   274,867    391,898      430,576
                                     --------   --------    ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par
     value -- shares authorized
     20,000; none issued and
     outstanding...................        --         --           --     $      --
  Common stock, $.001 par value --
     shares authorized 100,000;
     issued and outstanding
     23,000........................        23         23           23            23

  Retained earnings (deficit)......        --         --           --      (110,000)
                                     --------   --------    ---------     ---------
     TOTAL STOCKHOLDERS' EQUITY....        23         23           23     $(109,977)
                                     --------   --------    ---------     =========
                                     $274,890   $391,921    $ 430,599
                                     ========   ========    =========



(1) Reflects the declaration of $110,000 dividend [see Note 12(a)].


See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      THREE MONTHS ENDED
                                     YEAR ENDED OCTOBER 31,               JANUARY 31
                                --------------------------------   -------------------------
                                  1997       1998        1999         1999          2000
                                --------   --------   ----------   -----------   -----------
                                                                   (UNAUDITED)   (UNAUDITED)
Sales, net....................  $552,488   $772,359   $1,012,818    $235,252      $294,582
Cost of sales.................   516,501    726,967      942,058    $217,981      $275,497
                                --------   --------   ----------    --------      --------
Gross profit..................    35,987     45,392       70,760      17,271        19,085
                                --------   --------   ----------    --------      --------
Operating Expenses:
  Warehouse and delivery......     3,039      4,069        5,321       1,223         1,131
  Selling, general and
     administrative...........     6,762      7,187       10,124       2,542         2,595
                                --------   --------   ----------    --------      --------
     Total operating
       expenses...............     9,801     11,256       15,445       3,765         3,726
                                --------   --------   ----------    --------      --------
Income from operations........    26,186     34,136       55,315      13,506        15,359
Interest expense -- related
  party.......................    12,984     17,370       20,737       4,692         5,672
                                --------   --------   ----------    --------      --------
Income before income taxes....    13,202     16,766       34,578       8,814         9,687
Income taxes..................       224        285          237         154            84
                                --------   --------   ----------    --------      --------
Net income....................  $ 12,978   $ 16,481   $   34,341    $  8,660      $  9,603
                                ========   ========   ==========    ========      ========
Pro forma for change in tax
  status:
  Historical income before
     income taxes.............  $ 13,202   $ 16,766   $   34,578    $  8,814      $  9,687
  Pro forma income taxes (Note
     6).......................     5,312      6,736       13,850       3,530         3,879
                                --------   --------   ----------    --------      --------
  Pro forma net income........  $  7,890   $ 10,030   $   20,728    $  5,284      $  5,808
                                ========   ========   ==========    ========      ========
  Pro forma basic earnings per
     share....................                        $      .68                  $    .19
                                                      ==========                  ========
  Pro forma weighted average
     number of shares
     outstanding [Note
     1(c)]....................                            30,333                    30,333
                                                      ==========                  ========


See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                             COMMON STOCK,
                                            $.001 PAR VALUE
                                          -------------------   RETAINED
                                           SHARES     AMOUNT    EARNINGS    TOTAL
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1996...............    23,000   $     23   $     --   $     23
Net income..............................                          12,978     12,978
Distribution to Quality King -- related
  party.................................                         (12,978)   (12,978)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1997...............    23,000         23         --         23
Net income..............................                          16,481     16,481
Distribution to Quality King -- related
  party.................................                         (16,481)   (16,481)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1998...............    23,000         23         --         23
Net income..............................                          34,341     34,341
Distribution to Quality King -- related
  party.................................                         (34,341)   (34,341)
                                          --------   --------   --------   --------
BALANCE, OCTOBER 31, 1999...............    23,000         23         --         23
Net income (unaudited)..................                           9,603      9,603
Distribution to Quality King-related
  party (unaudited).....................                          (9,603)    (9,603)
                                          --------   --------   --------   --------
BALANCE, JANUARY 31, 2000 (UNAUDITED)...    23,000   $     23   $      -   $     23
                                          ========   ========   ========   ========


See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                          YEAR ENDED OCTOBER 31,              JANUARY 31,
                                      ------------------------------   -------------------------
                                        1997       1998       1999        1999          2000
                                      --------   --------   --------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income........................  $ 12,978   $ 16,481   $ 34,341     $ 8,660       $ 9,603
  Adjustments to reconcile net
     income to net cash provided by
     operating activities:
     Depreciation...................        --         --        110          23            30
     Provision for possible
       losses.......................         6        169        136         118            98
     Decrease (increase) in:
       Accounts receivable..........    (1,976)   (34,948)   (23,804)    (17,835)       (8,378)
       Inventories..................   (30,256)   (68,982)   (89,364)    (23,102)      (26,696)
       Advances to suppliers for
          future purchases..........     1,258        (21)      (352)     (1,837)       (1,074)
       Prepaid expenses and other
          current assets............       244       (186)    (3,391)        195        (2,524)
     Increase (decrease) in:
       Accounts payable.............     6,394     11,562     88,158      20,514        14,242
       Accrued expenses and other...     1,013         19      2,434       2,105          (209)
                                      --------   --------   --------     -------       -------
       Net cash provided by (used
          in) operating
          activities(1).............   (10,339)   (75,906)     8,268     (11,159)      (14,908)
                                      --------   --------   --------     -------       -------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Increase in property and
     equipment......................        --         --       (366)       (295)         (134)
                                      --------   --------   --------     -------       -------
       Net cash used in investing
          activities(1).............        --         --       (366)       (295)         (134)
                                      --------   --------   --------     -------       -------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Increase in advances from Quality
     King -- related party..........    23,317     92,387     26,439      20,114        24,645
  Distribution to Quality
     King -- related party..........   (12,978)   (16,481)   (34,341)     (8,660)       (9,603)
                                      --------   --------   --------     -------       -------
       Net cash provided by (used
          in) financing
          activities(1).............    10,339     75,906     (7,902)     11,454        15,042
                                      --------   --------   --------     -------       -------
Net increase (decrease) in cash.....        --         --         --          --            --
Cash and cash equivalents, beginning
  of period.........................        --         --         --          --            --
                                      --------   --------   --------     -------       -------
Cash and cash equivalents, end of
  period............................  $     --   $     --   $     --     $    --       $    --
                                      ========   ========   ========     =======       =======

-------------------------

(1) The Company did not maintain a separate cash account and accordingly all receipts and disbursements were allocated from Quality King -- related party [see Note 1 (a)].

See accompanying notes to financial statements.

                              QK HEALTHCARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

1.  BASIS OF PRESENTATION

(a) BACKGROUND AND BASIS OF PRESENTATION

     QK Healthcare, Inc. (the "Company") is a wholesale distributor of selected healthcare products that are delivered to retailers, wholesale distributors and pharmacy benefit managers in the United States. The Company procures products on favorable terms and resells these products within the traditional healthcare distribution channels. The Company primarily delivers products in bulk shipment form to customers' warehouses, as compared to customers' individual stores. The Company's operations consist solely of this single segment.

     Prior to its formation the operations of the Company were a division of Quality King Distributors, Inc. ("Quality King"), an S corporation, which is a wholesale distributor of hair care products, groceries, health and beauty care products, and pharmaceuticals. Quality King reorganized its business (the "Reorganization"). In connection with the Reorganization, the pharmaceutical business (the "Business") was transferred to a newly-formed S corporation and its stock was distributed to the stockholders of Quality King. Subsequent to the Reorganization and in connection with its initial public offering (the "Offering"), the Company's tax status will change from an S corporation to a C corporation.


     Although the Business was a significant division of Quality King, separate financial statements were not prepared in prior periods. The accompanying financial statements have been prepared from the historical accounting records of Quality King, and present all of the operations of the Business for the three years in the period ended October 31, 1999, and the unaudited three months ended January 31, 1999 and 2000. The financial statements reflect various allocated costs and expenses as described herein (see Notes 8 and 9). The Company's management believes the allocations are reasonable and appropriate; however, these allocated costs and expenses are not necessarily indicative of costs and expenses that would have been incurred had the Business been operated as a separate entity. The Reorganization has been retroactively reflected in these financial statements.


(b) INVENTORY VALUATION

     Prior to the formation of the Company, inventory costs were calculated under the last-in, first-out ("LIFO") method. In connection with the Reorganization, the Company will change the method used in determining inventory cost. Management has concluded that for reporting purposes, the first-in, first-out ("FIFO") method would provide a more accurate valuation of inventory based on current market prices. The change in inventory costing from the LIFO method to the FIFO method is considered a change in accounting principle and requires retroactive restatement of financial statements. As a result, inventories and cost of sales for all periods presented are reported based on the FIFO valuation method.

                              QK HEALTHCARE, INC.

(c) PRO FORMA ADJUSTMENTS


     The Pro Forma Balance Sheet as of January 31, 2000 reflects the declaration of a $110,000 dividend payable to the controlling stockholders [see Note 12(a)].



     Pro forma income taxes in the Statement of Operations reflects a provision for income taxes based on income before taxes, as if the Company had been a C corporation for all periods presented (see Note 6).



     Pro forma net income per share for the year ended October 31, 1999 and for the three months ended January 31, 2000 includes no dilution and has been computed by dividing the pro forma net income by the weighted average number of common shares considered to be outstanding for the period (23,000) and adjusted to include the estimated number of shares (7,333) representing that portion of the shares sold by the Company in the offering the proceeds of which will be deemed to be utilized to fund the payment of the $110,000 dividend to the controlling stockholders. Pro forma diluted net income per share is the same as the basic earnings per share.


2.  SUMMARY OF ACCOUNTING POLICIES

(a) INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is determined by the FIFO method. The Company's policy is to evaluate and specifically identify obsolete, slow-moving and non-saleable inventory and to provide a reserve for impairment.

(b) REVENUE RECOGNITION

     Revenues are recognized when products are shipped. Provisions for estimated sales allowances, returns and losses are accrued at the time revenues are recognized, based on historical experience.

(c) INCOME TAXES

     Prior to the Reorganization, the Company had been taxed as an S corporation pursuant to the Internal Revenue Code and New York State tax laws and, accordingly, was not subject to Federal and most state income taxes. The Company had been subject to other New York State income taxes. In connection with the Offering the Company will become taxed as a C corporation.

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes are provided for those items for which the reporting period and methods for income tax purposes differ from those used for financial statement purposes using the asset and liability method. Deferred income taxes are insignificant.

(d) PROPERTY AND EQUIPMENT

     Property and equipment, which include leasehold improvements, are stated at cost. Depreciation and amortization are computed by the straight-line and accelerated methods over the estimated useful lives of the related assets, which range from 5 to 7 years. Leasehold improvements are amortized over their estimated useful lives.

                              QK HEALTHCARE, INC.

(e) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these financial instruments. Advances from Quality King approximates fair value as the effective interest rate on the advances is the same as the rate which Quality King pays for its borrowings.

(f) LONG-LIVED ASSETS


     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," long-lived assets (e.g., property and equipment) are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. No write-downs have been necessary through January 31, 2000.



(g) CONCENTRATIONS OF CREDIT RISK


     The Company is potentially subject to a concentration of credit risk with respect to its trade receivables, the majority of which are due from wholesale distributors and drugstore chains. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances to cover potential or anticipated losses for uncollectible accounts.


(h) USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(i) UNAUDITED INTERIM FINANCIAL STATEMENTS



     The financial statements and related notes thereto as of January 31, 2000 and for the three months ended January 31, 1999 and 2000 are unaudited and have been prepared on a basis consistent with the Company's annual financial statements. In the opinion of the Company's management, such financial statements contain all adjustments (consisting only of normal accruals) necessary to present fairly the information set forth therein. The results of operations for the three months ended January 31, 1999 and 2000 are not necessarily indicative of the results for any other period.

                              QK HEALTHCARE, INC.

3.  PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:


                                           OCTOBER 31, 1999   JANUARY 31, 2000
                                           ----------------   ----------------
                                                                (UNAUDITED)
Machinery and equipment..................        $722              $  722
Leasehold improvements...................         133                 307
                                                 ----              ------
                                                  855               1,029
Less accumulated depreciation and
  amortization...........................         599                 669
                                                 ----              ------
                                                 $256              $  360
                                                 ====              ======



     Quality King was deemed to have contributed certain assets to the Company as of November 1, 1998.


4.  ADVANCES FROM QUALITY KING -- RELATED PARTY


     For all periods presented, Quality King maintained a loan agreement with a syndicate of banks. In connection with the preparation of the financial statements of the Company [see Note 1(a)], advances from Quality King (total assets in excess of other current liabilities) were treated as loans between Quality King and the Company. Interest expense on these advances was based on the effective rates paid by Quality King under its loan agreement [see Note 9]. In connection with the Reorganization and concurrent with the Offering, the Company has entered into a new bank loan agreement [see Note 12(c)].


5.  COMMITMENTS AND CONTINGENCIES

(a) LEASE


     The Company leases warehouse and office space from a related party under an agreement which expires on December 31, 2004 (see Note 7). Minimum annual lease commitments under this lease are $404, plus increases in real estate taxes. Rent expense allocated to the Company for the years ended October 31, 1997, 1998 and 1999 was $212, $223 and $424, respectively, and $106 and $101 for the three months ended January 31, 1999 and 2000, respectively. Rent was allocated based on space used by the Company.


(b) UNION CONTRACTS

     The Company's warehouse employees are members of the United Food Commercial Workers Union. The Company is party to a collective bargaining agreement with the union, which is effective through August 2002.

                              QK HEALTHCARE, INC.

6.  PRO FORMA INCOME TAXES

     The pro forma income taxes represent the amount that would have been reported had the Company operated as a stand-alone entity and filed Federal and state income tax returns as a C corporation.

                                     YEAR ENDED               THREE MONTHS ENDED
                                     OCTOBER 31,                  JANUARY 31,
                             ---------------------------   -------------------------
                              1997      1998      1999        1999          2000
                             ------    ------    -------   -----------   -----------
Federal....................  $4,115    $5,218    $10,729     $2,735        $3,005
State......................   1,197     1,518      3,121        795           874
                             ------    ------    -------     ------        ------
Pro forma income taxes.....  $5,312    $6,736    $13,850     $3,530        $3,879
                             ======    ======    =======     ======        ======

     The pro forma income taxes on historical income differs from amounts computed by applying the applicable Federal statutory rates due to state income taxes.

7.  RELATED PARTY TRANSACTIONS

     In connection with the Reorganization, Quality King will provide the Company with various services pursuant to a support services agreement. These services primarily include computer and warehouse management and consulting services. Based on the terms of the agreement, the Company will be obligated to pay a management fee for services rendered by Quality King. The fee will be based on .065% of net sales of the Company.

     The Company also rents warehouse and office space from a related party pursuant to a sublease agreement [see Note 5(a)].

     The Company has an arrangement with an affiliate to provide logistical assistance relating to certain purchases made by the Company. The Company reimburses the affiliate for its expenses of approximately $30 per month.

8.  ALLOCATIONS

     In connection with the preparation of the Company's financial statements as described in Note 1(a), all balance sheet and income statement accounts that were directly attributable to the Business were identified and carved-out of the books and records of Quality King. Those accounts include accounts receivable, inventories, advances to suppliers for future purchases, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, net sales, cost of sales and certain operating expenses. Management also identified various other operating expenses that were not directly attributable to any specific division of Quality King. A portion of these expenses was allocated to the Company based on different assumptions and methods. The procedures employed utilized various allocation bases, including the number of transactions processed, estimated delivery miles, warehouse square footage and other methods as

                              QK HEALTHCARE, INC.

indicated below. The following table summarizes the expenses which were allocated to the Company:


                                                              THREE MONTHS ENDED
                               YEAR ENDED OCTOBER 31,             JANUARY 31,
                            ----------------------------   -------------------------
                             1997       1998       1999       1999          2000
                            ------     ------     ------   -----------   -----------
                                                           (UNAUDITED)   (UNAUDITED)
WAREHOUSE AND DELIVERY
  Delivery expenses.......  $1,695     $  854     $  600     $  229        $  119
  Rent....................     106        213        417     $  106           102
  Payroll and related
     expenses.............      99        271        310         73            68
  Repairs and
     maintenance..........      53         77        121         --             1
  Union expenses..........      48         78        109         24            29
  Utilities...............      --         47        105         30            52
  Supplies................      29         59        103        107            49
  Depreciation............      18         34         81         16            --
  Other...................      19         50         65         --             2
                            ------     ------     ------     ------        ------
                            $2,067     $1,683     $1,911     $  585        $  422
                            ======     ======     ======     ======        ======
SELLING, GENERAL AND
  ADMINISTRATIVE:
  Payroll and related
     expenses.............  $1,282     $1,479     $2,368     $  670        $  677
  Insurance...............     465        572        797        122           235
  Office expenses.........     206        279        509        175           151
  Telephone...............     176        244        274         56            80
  Computer services.......     102        155        259         25            42
  Professional fees.......     172        275        180         85            63
  Sales expenses..........      --        174        147         38            40
  Other...................      83         93         52         --             3
                            ------     ------     ------     ------        ------
                             2,486      3,271      4,586      1,171         1,291
                            ------     ------     ------     ------        ------
Total.....................  $4,553     $4,954     $6,497     $1,756        $1,713
                            ======     ======     ======     ======        ======


     The above expenses were allocated as follows:

WAREHOUSE AND DELIVERY

     Warehouse expenses, including rent, payroll, repairs and maintenance, union expenses, supplies, utilities, and depreciation were primarily allocated based on warehouse square footage. Payroll taxes were allocated primarily based on payroll dollars. Other warehouse and delivery expenses, which includes office expenses and security, were allocated based on warehouse square footage. Delivery expenses were allocated based on estimated delivery miles.

                              QK HEALTHCARE, INC.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses, including office payroll, office expenses, telephone, professional fees, computer services and sales expense, were allocated primarily based on the ratio of the number of transactions processed. Officers' payroll was allocated primarily based on an estimate of the ratio of time apportioned to the Company. Payroll taxes were allocated based on payroll dollars and the ratio of the number of transactions processed. Other selling, general and administrative expenses, which include utilities and depreciation, were allocated based on a ratio of the number of transactions processed.

     The following table summarizes the methods used to allocate expenses:


                                                                      THREE MONTHS ENDED
                                         YEAR ENDED OCTOBER 31,           JANUARY 31,
                                        ------------------------   -------------------------
                                         1997     1998     1999       1999          2000
                                        ------   ------   ------   -----------   -----------
                                                                   (UNAUDITED)   (UNAUDITED)
Ratio of the number of transactions
  processed...........................  $1,480   $2,279   $3,191     $  672        $  752
Warehouse square footage..............     287      751    1,216        303           252
Estimated delivery miles..............   1,695      853      600        229           119
Payroll dollars.......................     344      253      572        161           223
Estimate of time-officers.............     359      400      400        100           108
Sales ratios..........................     140      145      178        231           192
Purchases ratios......................      73       73      165          7            28
Inventory ratios......................     157      194      155         53            39
Other.................................      18        6       20         --            --
                                        ------   ------   ------     ------        ------
Total.................................  $4,553   $4,954   $6,497     $1,756        $1,713
                                        ======   ======   ======     ======        ======


     The Company believes that the allocated expenses are reasonable and approximate those expenses that would have been incurred had the Company operated as a separate entity.

9.  INTEREST EXPENSE


     In connection with the preparation of the Company's financial statements (see Notes 1(a) and 4), interest expense was charged by Quality King to the Company based on the Company's average monthly balances of accounts receivable, inventories and advances to suppliers less accounts payable. Interest expense was based on the effective rates paid by Quality King under its loan agreement for the respective periods. Interest rates charged for the years ended October 31, 1997, 1998 and 1999 were approximately 7.7%, 7.8% and 7.2%, respectively, and for the three months ended January 31, 1999 and 2000 were approximately 7.3% and 7.8%, respectively.


10.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

(a) COMMON STOCK

     In connection with the Reorganization, the Company issued 23,000 shares of common stock, $.001 par value per share, to the stockholders of Quality King. The shares issued in the Reorganization are reflected in the historical financial statements as issued in the

                              QK HEALTHCARE, INC.

earliest period presented. The Reorganization, including the issuance of common stock, has been retroactively reflected in these financial statements since the stockholders of Quality King are also the stockholders of the Company.


(b) STOCK OPTION PLAN

     The Company established a stock option plan for employees and other persons who perform services for it. The Company has authorized a maximum of 4,900 shares of common stock for incentive stock options and non-qualified stock options under this plan.

     Concurrent with the Offering, the Company will issue options to purchase an aggregate of 3,930 shares of common stock. These options will be granted on the following terms: incentive and non-qualified stock options to purchase 230 shares at an exercise price equal to the offering price of the shares sold in the Offering that will vest over four years and will be exercisable for 10 years; incentive and non-qualified stock options to purchase 1,150 shares at an exercise price equal to the offering price of the shares sold in the Offering that will vest immediately but will be subject to various restrictions upon sale and will be exercisable for 10 years; and non-qualified stock options, issued for past services, to purchase 2,550 shares at an exercise price $5.00 per share less than the offering price of the shares sold in the Offering that will vest immediately but will be subject to various restrictions on sale and will be exercisable for 10 years.

     Since the non-qualified stock options have an exercise price below the offering price of the shares sold in the Offering, the Company will record a significant non-recurring non-cash charge to operations in an amount equal to the excess of the fair value of the common stock underlying the options over the exercise price of the options. This charge (aggregating $7,650 after income tax effect) will reduce income from operations in the quarter immediately following the Offering.

11.  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK


     For the three years ended October 31, 1997, 1998 and 1999 and the three months ended January 31, 1999 and 2000, two customers accounted for approximately 36%, 34%, 33%, 34% and 31% of net sales, respectively. These customers accounted for approximately the same percentage of accounts receivable for all periods presented, as their sales for these periods.


12.  SUBSEQUENT EVENTS

(a) CORPORATE REORGANIZATION


     In connection with the Reorganization and the Offering, the Company declared a dividend to the controlling stockholders of $110,000. The Company paid the dividend to the controlling stockholders in the form of promissory notes (the "Notes") [see Note 12(b)]. The Notes mature in 2006 and require the mandatory prepayment of $60,000 upon the closing of the Offering. The Notes bear interest at an annual rate of 8 1/2%. Principal and accrued interest will be paid in quarterly installments commencing in June 2001.



     The historical advances from Quality King of $292,994 at January 31, 2000 was based on the difference between the assets and liabilities to third parties. In connection

                              QK HEALTHCARE, INC.

with the Reorganization, Quality King forgave advances of $7,300, which was treated as a capital contribution by Quality King.


(b) INITIAL PUBLIC OFFERING

     The Company is in the process of filing a registration statement covering the Offering under which it anticipates generating net proceeds of approximately $186,000 upon the sale of its common stock.


     The net proceeds will be used to pay $60,000 of the Notes [see Note 12(a)] and reduce short-term borrowings assumed from Quality King by $126,000.


(c) NEW LOAN AGREEMENT

     In connection with the Reorganization and the Offering, the Company entered into a loan agreement with a syndicate of lenders. The loan agreement is for $350,000 and has a term of four and a half years. The loan agreement provides for borrowings based on 85% of receivables and 65% of inventory, as defined. Interest accrues at the prime rate or at LIBOR plus a margin of 1.5%. The loan agreement provides for certain financial ratios, warranties and other covenants.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

                                 [MAP GRAPHIC]

                               13,400,000 Shares

                              QK HEALTHCARE, INC.

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                                         , 2000

                          ----------------------------

                                LEHMAN BROTHERS
                           CREDIT SUISSE FIRST BOSTON
                              SALOMON SMITH BARNEY

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:


SEC registration fee.......................................  $   71,933
NASD fee...................................................      26,697
Printing and engraving expenses............................     170,000
Accounting fees and expenses...............................   1,660,000
Legal fees and expenses....................................     270,000
Blue Sky fees and expenses.................................       4,000
NYSE listing application fee...............................      84,600
Transfer agent fees and expenses...........................       5,000
Directors' and Officers' Insurance Incremental Premium for
  Offering.................................................     600,000
Miscellaneous..............................................      47,770
                                                             ----------
     TOTAL.................................................  $2,940,000
                                                             ==========


ITEM 14.  INDEMNIFICATION OF DIRECTOR AND OFFICERS.

     Our officers and directors are covered by provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws, which serve to limit, and, in some instances, to indemnify them against, liabilities which they may incur in their respective capacities. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derives an improper personal benefit.

     Our by-laws provide for the indemnification of our directors and officers (as well as certain other persons) if the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In an action by or in the right of us, no indemnification may be made if the person shall have been adjudged to be liable to us unless the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the court deems proper. Our by-laws also provide that any indemnification (unless ordered by a court) may be made by us only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. This determination must be made

(i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, (ii) if a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by our stockholders. If an indemnified person has been successful on the merits or otherwise in defense of any action described above, or in the defense of any matter in the action, the person will be indemnified against expenses (including attorneys' fees) incurred in connection with the action, without the necessity of authorization in the specific case. Expenses incurred in defending or investigating a threatened or pending action may be paid by us in advance of the final disposition of the action upon receipt of an undertaking by the person to repay the amount if it is ultimately determined that indemnification is not proper. The indemnification and advancement of expenses provided by or granted under our by-laws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, contract, vote of stockholders or disinterested directors or otherwise, it being our policy that indemnification of the persons specified in the by-laws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by our by-laws, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of that person.

     We carry directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     In connection with the Reorganization of Quality King and the Offering, the pharmaceutical business of Quality King was transferred prior to the effective date of this registration statement to QK Healthcare, Inc., a newly-formed S corporation, and 23,000,000 shares of common stock of QK Healthcare, Inc. were distributed to the shareholders of Quality King. The issuance of the shares was a transaction exempt from the registration requirements under Section 4(2) of the Securities Act.



     In connection with the Reorganization and the Offering, we declared a dividend to our controlling stockholders of $110 million, payable in the form of promissory notes. The notes require the mandatory prepayment of $60 million upon the closing of this Offering. The issuance of the notes was a transaction exempt from the registration requirements under Section 4(2) of the Securities Act.


     Stock options to purchase an aggregate of 3,930,000 shares of our common stock have been granted to our employees under our stock option plan effective upon the closing of this offering. These options were granted on the following terms:

     - Incentive and non-qualified stock options to purchase 230,000 shares at an exercise price equal to the initial offering price of the shares in the offering will vest in four equal annual installments and will be exercisable for 10 years;

     - Incentive and non-qualified stock options to purchase 1,150,000 shares at an exercise price equal to the initial offering price of the shares in the offering will be fully vested and exercisable for 10 years but will be subject to various restrictions on resale of the shares acquired upon exercise of the options; and

     - Non-qualified stock options to purchase 2,550,000 shares at an exercise price $5.00 less than the initial offering price of the shares in the offering will be fully vested and exercisable for 10 years but will be subject to various restrictions on resale of the shares acquired upon exercise of the options. The issuance of the options was a transaction exempt from the registration requirements under
       Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a.  Exhibits:


  1.1**  Form of Underwriting Agreement
  2.1**  Plan of Reorganization
  3.1**  Form of Amended and Restated Certificate of Incorporation
  3.2**  By-Laws
  4.1**  Form of Registration Rights Agreement between the Company and Arlene, Stephen and Glenn Nussdorf, as trustees
  4.2**  Form of Promissory Notes to Controlling Stockholders
  5.1**  Opinion of Edwards & Angell, LLP
 10.1**  Form of Support Services Agreement between the Company and
         Quality King Distributors, Inc.
 10.2**  Form of Indemnification, Noncompetition and Tax Cooperation
         Agreement among Quality King Distributors, Inc., QK
         Healthcare, Inc. and Pro's Choice Beauty Care, Inc.
 10.3**  Form of Sublease with Quality King Distributors, Inc.
 10.4**  Form of Stock Option Plan
 10.5**  Form of incentive stock option agreements with four year vesting
 10.6**  Form of incentive stock option agreements with immediate vesting
 10.7**  Form of non-qualified stock option agreements
 10.8**  Form of Employment Agreement between the Company and Michael
         Sosnowik
 10.9*   Bank Loan Agreement
 23.1**  Consent of Edwards & Angell, LLP (included in Exhibit 5.1)
 23.2    Consent of BDO Seidman, LLP
 24.1**  Power of Attorney
 27.1*** Financial Data Schedule
 99.1**  Consent of Dennis Erani
 99.2**  Consent of Brian Finn


-------------------------

  * To be filed by amendment

 ** Previously filed

*** Re-filed with revisions

     b.  Financial Statement Schedules

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ronkonkoma, State of New York, on April 25, 2000.

                                          QK Healthcare, Inc.

                                          By:      /s/ MICHAEL W. KATZ
                                             -----------------------------------
                                              Name: Michael W. Katz
                                              Title: Executive Vice President

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on April 25, 2000.


                         *                             Chairman, Chief Executive Officer and
---------------------------------------------------    Director (Principal Executive
                  Glenn Nussdorf                       Officer)

                /s/ MICHAEL W. KATZ                    Executive Vice President, Chief
---------------------------------------------------    Financial Officer and Treasurer
                  Michael W. Katz                      (Principal Financial Officer)

                 /s/ DENNIS BARKEY                     Senior Vice President, Chief
---------------------------------------------------    Accounting Officer (Principal
                   Dennis Barkey                       Accounting Officer)

                         *                             President and Director
---------------------------------------------------
                 Michael Sosnowik

                         *                             Director
---------------------------------------------------
                  Arlene Nussdorf

                         *                             Director
---------------------------------------------------
                 Stephen Nussdorf

             *By: /s/ MICHAEL W. KATZ
   ---------------------------------------------
                 Michael W. Katz,
                 Attorney-in-Fact

[THE FOLLOWING OPINION IS IN THE FORM THAT WILL BE SIGNED PRIOR TO EFFECTIVENESS
                        OF THE REGISTRATION STATEMENT.]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

     The audit referred to in our report to QK Healthcare, Inc. (the "Company"),
dated January 5, 2000, except for Note 1 which is as of                , which
is contained in the Prospectus constituting part of this Registration Statement, included the audit of the schedule listed under Item 16(b) for the three years ended October 31, 1999, 1998 and 1997, respectively. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

     In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

                                          BDO SEIDMAN, LLP

New York, New York

January 5, 2000

                                                                     SCHEDULE II


                              QK HEALTHCARE, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                 ADDITIONS
                                    BALANCE AT   CHARGED TO
                                    BEGINNING    COSTS AND                   OTHER     BALANCE AT
DESCRIPTION                         OF PERIOD    EXPENSE(A)   WRITE-OFFS    CHANGES   END OF PERIOD
-----------                         ----------   ----------   ----------    -------   -------------
Reserves and allowances deducted
  from asset accounts:
Allowance for possible losses
  Year ended October 31, 1997.....  $  845,000    $  6,000    $ (35,000)      $--      $  816,000
  Year ended October 31, 1998.....  $  816,000    $169,000    $(122,000)      $--      $  863,000
  Year ended October 31, 1999.....  $  863,000    $136,000    $  72,000(b)    $--      $1,071,000

-------------------------

(a) provision for possible losses.

(b) write off net of $102,000 recovery.

                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------
  1.1**   Form of Underwriting Agreement
  2.1**   Plan of Reorganization
  3.1**   Form of Amended and Restated Certificate of Incorporation
  3.2**   By-Laws
  4.1**   Form of Registration Rights Agreement between the Company
          and Arlene, Stephen and Glenn Nussdorf, as trustees
  4.2**   Form of Promissory Notes to Controlling Stockholders
  5.1**   Opinion of Edwards & Angell, LLP
 10.1**   Form of Support Services Agreement between the Company and
          Quality King Distributors, Inc.
 10.2**   Form of Indemnification, Noncompetition and Tax Cooperation
          Agreement among Quality King Distributors, Inc., QK
          Healthcare, Inc. and Pro's Choice Beauty Care, Inc.
 10.3**   Form of Sublease with Quality King Distributors, Inc.
 10.4**   Form of Stock Option Plan
 10.5**   Form of incentive stock option agreements with four year
          vesting
 10.6**   Form of incentive stock option agreements with immediate
          vesting
 10.7**   Form of non-qualified stock option agreements
 10.8**   Form of Employment Agreement between the Company and Michael
          Sosnowik
 10.9*    Bank Loan Agreement
 23.1**   Consent of Edwards & Angell, LLP (included in Exhibit 5.1)
 23.2     Consent of BDO Seidman, LLP
 24.1**   Power of Attorney
27.1***   Financial Data Schedule
 99.1**   Consent of Dennis Erani
 99.2**   Consent of Brian Finn


-------------------------

  * To be filed by amendment

 ** Previously filed

*** Re-filed with revisions